SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Individual and consolidated

Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2019

with report on the review of interim financial information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

September 30, 2019

Contents

Management report	01
Comments on business projection trends	07
Report of the Statutory Audit Committee (CAE)	08
Declaration of the officers on the individual and consolidated interim financial information	09
Declaration of the officers on the review report of independent auditors on the interim financial information	10
Report on the review of interim financial information	11

Statements of financial position	13
Statements of operations	15
Statements of comprehensive income	17
Statement of changes in shareholders’ equity	18
Statement of cash flows	20
Statements of value added	22
Notes to the individual and consolidated interim financial information	23

Management report

Strong customer demand, especially in the corporate segment, combined with our capacity discipline enabled us to deliver exceptional operating results in the third quarter. GOL is the leading company in six of the top ten high-traffic-density airports in Brazil. Our flight network of over 750 daily flights on a single fleet of Boeing 737 aircraft allows us to deliver the highest level of connectivity, integrating the largest markets and most wanted destinations in Brazil.

We are proud of our team’s consistent performance maintaining the highest quality Customer service during the quarter. We transported almost 10 million customers during the quarter, a growth of 13.0% over the same period last year. We achieved a 38% market share in the Brazilian domestic market, according to ANAC data, and a 39% share of the corporate passenger segment, according to ABRACORP data, which awarded GOL as the best domestic airline in September 2019.  Our Net Promoter Score (NPS) reached 38 in the quarter and is indicative of the winning combination of our best-in-market product and our highly engaged Customer service team.

The Company celebrated recently the third anniversary of its on-board high speed Wifi, a key component that gives GOL the best in-flight experience in the market.  More than 11 million passengers have been able to connect to high-speed internet on all national and international destinations operated by GOL. Also, recently, GOL provided a new payment option via the SafetyPay Brazil digital cash purchase platform, in partnership with Caixa Econômica Federal, enabling the over 60 million Brazilians without bank accounts or credit cards to buy GOL tickets – another example of GOL’s constant work to popularize air travel in Brazil.

GOL saw strong customer demand in the third quarter, as the outlook for Brazil’s economy continues to improve, Combined with our highly effective capacity management, this enabled us to deliver exceptional operating results for the quarter. GOL maximized the time our aircraft are in the air to almost 13 hours per day, and we have flexibility in the plan, including the possibility of leasing more aircraft. We believe this advanced model of fleet management gives us a competitive advantage over our peers as it enables us to quickly flex our capacity by +/-10%.

In the quarter, we continued sustainable capacity expansion, growing into new regional markets from São Paulo’s Guarulhos airport, and consolidated our operating partnerships with 23 new regional routes inaugurated in the quarter. This year we have announced nine regional destinations with our own aircraft, and in the third quarter we began non-stop flights from São Paulo to three cities: Cascavel, Passo Fundo and Vitória da Conquista, located in the states of Paraná, Rio Grande do Sul and Bahia, respectively. Considering these new destinations, along with our partners, we now serve almost 100 Brazilian cities, with an even more integrated and more complete network. As part of its regional network, GOL launched its stopover service, enabling Customers with connections in São Paulo to layover for up to two nights at no additional fare cost. During 3Q19, GOL increased its capacity by 14% on the São Paulo-Rio shuttle, contributing to our growth on this important route.

Continuing our international expansion, we began selling non-stop flights between Manaus and Orlando, our 30th international route, and where GOL is the only airline with non-stop flights from the Manaus airport. The capital of Amazonas thus becomes our third city with nonstop flights to the United States, offering the comfort of GOL’s best-in market service and fast connections to both our Brazilian Customers traveling from the Northern region of Brazil and to our U.S. Customers travelling to the Northern region of Brazil.

Our international expansion allows us to offer the best travel experience to corporate and leisure customers throughout the region.

Despite the temporary grounding of the Boeing MAX, GOL’s network is performing well, and the outlook for the remainder of 2019 remains solid. Our aircraft utilization reached 12.6 block hours in the quarter. We have flexibility in the plan, including the possibility of lease more aircraft. Based on the most recent guidance from Boeing, we are currently assuming regulatory approval of the MAX’s return to service during December 2019.

We will continue with our growth plan by managing the flexibility of our fleet, built over the years, which allows us to adjust its size to meet the needs of the Company and the market, and also enabled us to quickly manage temporary supply disruptions. We plan to take delivery of our orders for the MAXs as soon as they are available and will follow all procedures regarding the ungrounding of the 737 MAX from the world's leading aviation regulators. We are confident that the 737 MAX will represent one of, if not the safest aircraft in the world.

Due to a specific Airworthiness Directive issued by the FAA at the beginning of October, we placed 11 aircraft in unscheduled maintenance. Approximately 3% of Customers who purchased tickets for the period from October 10 to December 15, 2019 were re-accommodated on GOL's own flights or on interline partners. All maintenance will be concluded in 45 days.  A key component of our flexible supply management is our 1.6 million square foot Aircraft Maintenance Center, that in the quarter celebrated its 13th anniversary as one of the largest in South America. In September, we began providing MRO (“Maintenance, Repairs and Operation”) services to other airlines.

Delta Airlines recently announced its plan to end its partnership with us.  Revenues from the Delta agreements accounted for approximately 0.3% of GOL's total revenues. Our asset flexibility combined with our over 80-strong partner network allows us to serve and interconnect the regional, domestic and international markets.

The Company’s third quarter 2019 net revenues increased 28.3%, year-over-year, to an all-time quarterly record of R$3.7 billion. Currently, passenger booking and revenue trends remain strong, and the Company expects fourth quarter 2019 RASK to increase from 5% to 7%, compared to the fourth quarter of 2018.

GOL is the lowest unit cost leader in South America for the 18th consecutive year. Third quarter 2019 operating expenses increased 21.5%, year-over-year, to R$3.1 billion.  Based on current trends, the Company estimates fourth quarter 2019 CASK to increase approximately 4% a 6%, year-over-year. The Company has hedged approximately 83% of its fuel consumption for the remainder of 2019 at an average WTI price of US$61.0 and 66% of its fuel consumption for 2020 at an average WTI price of US$61.5.

In the quarter, GOL received an upgrade to its highest Fitch credit rating since 2013. The foreign and local currency Issuer Default Ratings (“IDR”) were upgraded to B+ (from B), with a stable outlook. GOL’s unsecured 2022 and 2025 notes, and GOL’s perpetual bonds were upgraded at the same level as the Company’s IDR. GOL’s national scale rating was upgraded to A- (bra), from BBB- (bra), with a stable outlook. The ratings upgrade reflects the GOL management team’s focus on the consistent improvement of margins, strengthening the balance sheet through disciplined liability management, and as the best positioned airline to benefit from Brazil’s economic growth.

Also in the quarter, GOL re-tapped its Exchangeable Senior Notes at a 20% premium raising US$96 million in gross proceeds and increasing the total amount outstanding to US$425 million. The issuance received the 2019 Americas Equity Deal of the Year award from the Airline Economics Aviation 100 Awards. In addition, in line with the balance sheet deleveraging plan, we repaid R$463.2 million if financial debt in the quarter, reducing the average U.S. dollar debt interest rate to 6.09% p.a.

We remain focused on our long-term financial goals: maintain a strong balance sheet, return to a BB credit rating, and ample liquidity; generate robust operating and free cash flows; and grow earnings, margins and returns.

Operating and Financial Indicators

Traffic data – GOL (in millions)	3Q19	3Q18	% Var.	9M19	9M18	% Var.
RPK GOL – Total	11,114	9,853	12.8%	31,056	28,180	10.2%
RPK GOL – Domestic	9,595	8,923	7.5%	26,760	25,229	6.1%
RPK GOL – International	1,519	930	63.3%	4,295	2,951	45.5%
ASK GOL – Total	13,406	12,458	7.6%	37,808	35,552	6.3%
ASK GOL – Domestic	11,463	11,128	3.0%	32,230	31,527	2.2%
ASK GOL – International	1,943	1,330	46.1%	5,578	4,025	38.6%
GOL Load Factor – Total	82.9%	79.1%	3.8 p.p.	82.1%	79.3%	2.8 p.p.
GOL Load Factor – Domestic	83.7%	80.2%	3.5 p.p.	83.0%	80.0%	3.0 p.p.
GOL Load Factor – International	78.2%	70.0%	8.2 p.p.	77.0%	73.3%	3.7 p.p.
Operating data	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Revenue Passengers - Pax on board ('000)	9,803	8,677	13.0%	26,939	24,520	9.9%
Aircraft utilization (block hours/day)	12.6	11.8	6.8%	12.4	11.9	4.2%
Departures	68,579	63,918	7.3%	191,149	186,609	2.4%
Total seats (‘000)	12,054	11,177	7.8%	33,434	31,889	4.8%
Average stage length (km)	1,110	1,089	1.9%	1,123	1,094	2.7%
Fuel consumption (mm liters)	387	359	7.8%	1,092	1,038	5.2%
Full-time employees (at period end)	15,838	15,115	4.8%	15,838	15,115	4.8%
Average operating fleet(6)	115	111	3.6%	111	110	0.9%
On-time departures	91.2%	92.1%	-0.9 p.p.	90.4%	93.2%	-2.8 p.p.
Flight completion	98.8%	98.6%	0.2 p.p.	98.5%	98.5%	NM
Passenger Complaints (per 1,000 pax)	1.02	1.59	-35.8%	1.21	1.91	-36.9%
Lost baggage (per 1,000 pax)	2.12	2.01	5.8%	2.10	1.97	6.7%
Financial data	3Q19	3Q18(1)	% Var.	9M19	9M18(1)	% Var.
Net YIELD (R$ cents)	31.50	27.44	14.8%	30.57	27.14	12.6%
Net PRASK (R$ cents)	26.12	21.70	20.4%	25.11	21.51	16.7%
Net RASK (R$ cents)	27.67	23.22	19.2%	26.61	23.09	15.2%
CASK (R$ cents)(5)	22.51	21.28	5.8%	22.28	20.66	7.9%
CASK ex-fuel (R$ cents)(5)	14.56	12.75	14.2%	14.25	12.95	10.0%
Breakeven Load Factor(5)	67.4%	72.5%	-5.1 p.p.	68.4%	72.7%	-4.3 p.p.
Average exchange rate(2)	3.9684	3.9505	0.5%	3.8872	3.6055	7.8%
End of period exchange rate(2)	4.1644	4.0039	4.0%	4.1644	4.0039	4.0%
WTI (avg. per barrel. US$)(3)	56.44	69.43	-18.7%	57.10	66.79	-14.5%
Price per liter Fuel (R$)(4)	2.81	2.84	-1.1%	2.84	2.50	13.6%
Gulf Coast Jet Fuel (avg. per liter. US$)(3)	0.51	0.56	-8.9%	0.50	0.54	-7.4%

(1) Unaudited amounts restated in accordance with IFRS 16. (2) Source: Brazilian Central Bank; (3) Source: Bloomberg; (4) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (5) Excluding non-recurring expenses. (6) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 3.0%, and demand increased by 7.5% in comparison to 3Q18. As a result, the Company’s load factor reached 83.7%, an increase of 3.5 p.p. quarter-over-quarter. GOL transported 9.2 million passengers in the quarter, an increase of 11.4% compared with the same period in 2019. The Company is the leader in transporting passengers in the Brazilian market.

International market - GOL

GOL’s international supply increased by 46.1%, and international demand grew by 63.3% in 3Q19 compared to 3Q18. The Company’s load factor in 3Q19 was 78.2%, an increase of 8.2 p.p.. During the quarter, the Company transported 0.6 million passengers in the international market, an increase of 48.6% quarter-over-quarter.

Volume of Departures and Total Seats - GOL

The total volume of GOL departures was 68,579, an increase of 7.3% over 3Q18. The total number of seats available to the market was 12.1 million in the third quarter of 2019, increase of 7.8% quarter-over-quarter.

PRASK, Yield and RASK - GOL

Net PRASK increased by 20.4% in the quarter when compared to 3Q18, reaching 26.12 cents (R$), driven by a growth in net passenger revenue of 29.5% in the quarter. GOL’s Net RASK was 27.67 cents (R$) in 3Q19, an increase of 19.2% over 3Q18. Net yield increased by 14.8% over 3Q18, reaching 31.50 cents (R$).

Fleet

At the end of 3Q19, GOL's total fleet was 125 Boeing 737 aircraft, comprised of 118 NGs and 7 MAXs. While the contractual delivery schedule of the Company with Boeing has not changed, the scheduled for 2019 deliveries is expected to take place in 2020. At the end of 3Q18, GOL's total fleet was 120 Boeing 737 aircraft with 119 aircraft in operation and one sub-leased aircraft to another airline. During the quarter, GOL entered a leasing contracts for 5 additional 737-800 NG aircraft. The average age of the Company's fleet was 10.0 years at the end of 3Q19.

Total fleet at the end of period	3Q19	3Q18	Var.	2Q19	Var.
B737s	125	120	+5	127	-2
B737-7 NG	24	26	-2	24	-1
B737-8 NG	94	92	+2	96	-1
B737-8 MAX	7	2	+5	7	0

As of September 30, 2019, the Company had 129 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 99 were orders for 737 MAX-8 and 30 orders were for 737 MAX-10.

Fleet plan	2019E	2020E	2021E	>2022E	Total
Operating fleet at the end of the year	134	142
Aircraft commitments (R$ MM)*	-	-	7,349.7	60,612.1	67,961.8

(*) Considers aircraft list price.

Glossary of industry terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
•	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
•	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
•	EXCHANGEABLE SENIOR NOTES (ESN): convertible securities.
•	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
•	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
•	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	CHARTER: a flight operated by an airline outside its normal or regular operations.
•	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
•	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
•	LESSOR: the party renting a property or other asset to another party, the lessee.
•	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
•	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case, flights of more than four hours' duration).
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	PDP: credit for advance payments for aircraft purchases financing.
•	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
•	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
•	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
•	WTI BARREL: West Texas Intermediate - the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
•	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL, as well as the expected impact of the recently issued accounting standard IFRS 16. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ir

Comments on business projection trends

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results.

Financial Outlook (Consolidated, IFRS)	2019E		2020E
	Previous	Revised	Previous	Revised
Total fleet (average)	125 to 127	~126	131 to 136	134 to 139
Total operational fleet (average)	119	119	127	127
ASKs, System (% change)	9 to 11	~9	6 to 8	7 to 9
- Domestic	5 to 6	~5	5 to 6	6 to 9
- International	35 to 40	~30	15 to 25	15 to 20
Seats, System (% change)	8 to 9	~8	5 to 7	6 to 8
Departures, System (% change)	6 to 7	~6	5 to 7	6 to 8
Average load factor (%)	79 to 81	~81	80 to 82	80 to 82
Ancillary revenues, net[1] (R$ bn)	~1.2	~1.1	~1.3	~1.1
Total net revenues (R$ billion)	~13.5	~13.7	~15.5	~15.5
Non-fuel CASK[2] (R$ cents)	~14	~14.5	~14	~14
Fuel liters consumed (mm)	~1,500	~1,500	~1,600	~1,600
Fuel price (R$/liter)	~2.9	~2.9	~3.1	~3.0
EBITDA margin[2] (%)	~28	~29	~29	~30
EBIT margin[2] (%)	~18	~17	~19	~19
Net financial expense[3] (R$ bn)	~1.2	~1.2	~1.2	~0.9
Pre-tax margin[3] (%)	~10	~7	~12	~13
Effective income tax rate (%)	~22	~20	~22	~15
Minority interest[4] (R$ mm)	~293	~290	~320	~311
Capex, net (R$ mm)	~700	~700	~650	~650
Aircraft Aquisition[5] (R$ mm)	-	-	-	~600
Net Debt6 / EBITDA (x)	~2.8x	~2.7x	~2.4x	~2.4x
Fully-diluted shares out.[7] (mm)	391	391	391	391
EPS, fully diluted (R$)	1.40 to 1.70	~0.90	2.00 to 2.50	2.80 a 3.30
Fully-diluted ADS out. [7] (mm)	195.5	195.5	195.5	195.5
EPADS, fully diluted (US$)	0.80 to 0.95	~0.45	1.20 to 1.50	1.40 to 1.65

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Recurring; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Source: average of analyst estimates reported on Bloomberg; (5) Gross PDPs; (6) Excluding perpetual bonds; (7) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the individual and consolidated interim financial information for the three-month and nine-month period ended of September 30, 2019. On the basis of the procedures we have undertaken and considering the independent auditors’ review report issued by KPMG Auditores Independentes and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, October 30, 2019.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the individual and consolidated interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the individual and consolidated interim financial information for the three-month and nine-month period ended of September 30, 2019.

São Paulo, October 30, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusion expressed in the review report of independent auditors, KPMG Auditores Independentes, on the individual and consolidated interim financial information for the three-month and nine-month period ended of September 30, 2019.

São Paulo, October 30, 2019.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Report on the review of interim financial information

To the Shareholders, Board of Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the interim, individual and consolidated balance financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”) contained in the Quarterly Information – ITR Form as of September 30, 2019, which comprise the individual and consolidated of financial position on September 30, 2019, the individual and consolidated statements of income and other comprehensive income for three- and nine-month periods then ended, and changes in shareholders' equity, and cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Board – (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this quarterly information based on our review.

Scope of the review

We conducted our review in accordance with the Brazilian and International review standards (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of quarterly information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and in the application of analytical procedures and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information - ITR, and presented in a manner consistent with the standards issued by the Securities Commission.

Other mathers

Statement of added value

The interim financial information referred above including the statements of added value (DVA), individual and consolidated, for the nine-month period ended September 30, 2019, prepared under responsibility of Company's Management, and presented as supplementary information for IAS 34. This financial information was submitted to review procedures carried out jointly with the audit of Company’s quarterly information. To form a conclusion, we evaluated whether these statements are reconciled with interim financial information and accounting records, as applicable, and whether their forms and contents are in accordance with criteria defined in Technical Pronouncement CPC 09 – Statement of Added Value. Based on our review, we are not aware of any other event that make us believe that these statements of added value were not prepared, in all material respects, in according the criteria defined by this standard and consistently in accordance with individual and consolidated interim financial information taken as a whole.

Corresponding amounts

The corresponding amounts for the individual and consolidated balance financial information as of December 31, 2018 were previously audited by other independent auditors who issued a report dated February 27, 2019 without modification and the related statements of income and comprehensive income for the period. The nine-month period ended September 30, 2018 and changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2018 were previously reviewed by other independent auditors who issued a report dated October 31, 2018, without modification. The corresponding amounts for the individual and consolidated Statement of Value Added (DVA) for the nine-month period ended September 30, 2018, were subject to the same review procedures by those independent auditors and, based on their review, those auditors issued a report reporting that they were not aware of any fact that would lead them to believe that the DVA was not prepared, in all material respects, in a manner consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, October 30, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Márcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Statements of financial position September 30, 2019 and December 31, 2018 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Current assets
Cash and cash equivalents	6	962,347	282,465	1,259,465	826,187
Short-term investments	7	-	92,015	973,211	478,364
Restricted cash	8	40,886	-	535,602	133,391
Trade receivables	9	-	-	1,177,986	853,328
Inventories	10	-	-	194,635	180,141
Recoverable taxes	11	6,510	5,279	298,410	360,796
Advance to suppliers and third parties	13	166,576	-	295,220	68,394
Other assets		5,459	425,913	153,374	410,234
Total current assets		1,181,778	805,672	4,887,903	3,310,835

Noncurrent assets
Deposits	14	116,749	108,386	1,930,909	1,612,295
Restricted cash	8	1,252	39,784	88,337	688,741
Advance to suppliers and third parties	13	-	-	45,761	-
Recoverable taxes	11	22,827	24,789	57,376	95,873
Deferred taxes	12	49,627	24,209	117,319	73,822
Other credits and amounts		-	-	1,064	-
Related parties	28.1	3,508,420	2,294,143	-	-
Derivatives assets	34.1	128,506	-	128,506	-
Investments	15	479,859	437,875	1,256	1,177
Property, plant and equipment	16	234,586	202,698	5,769,701	2,818,057
Intangible assets	17	-	-	1,776,058	1,777,466
Total noncurrent assets		4,541,826	3,131,884	9,916,287	7,067,431

Total assets		5,723,604	3,937,556	14,804,190	10,378,266

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of financial position September 30, 2019 and December 31, 2018 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Current liabilities
Loans and financing	18	1,311,425	123,873	2,480,961	1,103,206
Leases	19	-	-	1,330,326	255,917
Suppliers	20	26,593	10,765	1,294,680	1,403,815
Suppliers - Forfaiting	21	-	-	559,503	365,696
Salaries		33	478	419,344	368,764
Taxes payable	22	388	8,944	101,222	111,702
Landing fees		-	-	688,399	556,300
Advance ticket sales	23	-	-	1,985,550	1,673,987
Mileage program		-	-	920,322	826,284
Advances from customers		-	-	14,540	169,967
Provisions	24	-	-	317,690	70,396
Derivatives	34.1	-	-	193,081	195,444
Other liabilities		1,005	5,263	24,242	99,078
Total current liabilities		1,339,444	149,323	10,329,860	7,200,556

Noncurrent liabilities
Loans and financing	18	5,262,520	4,535,229	5,815,073	5,340,601
Leases	19	-	-	4,887,728	656,228
Suppliers	20	-	-	25,383	120,137
Provisions	24	-	-	840,557	829,198
Mileage program		-	-	178,471	192,569
Deferred taxes	11.2	-	-	230,456	227,290
Taxes payable	22	-	7,794	146	54,659
Obligations to related companies	28	2	-	-	-
Derivatives	34.1	-	-	46,289	214,218
Provision for loss on investment	15	7,235,158	4,200,243	-	-
Other liabilities		23,499	30,379	36,574	48,161
Total noncurrent liabilities		12,521,179	8,773,645	12,060,677	7,683,061

Equity (deficit)
Capital stock	25.1	3,061,341	3,055,940	3,061,341	3,055,940
Advance for future capital increase	25.1	28,343	2,818	28,343	2,818
Treasury shares		(126)	(126)	(126)	(126)
Capital reserves		97,610	88,476	97,610	88,476
Cash flow hedge reserve		(816,999)	(500,022)	(816,999)	(500,022)
Share-based payments reserve		148,431	117,413	148,431	117,413
Gains on change in investment		759,335	759,984	759,335	759,984
Accumulated losses		(11,414,954)	(8,509,895)	(11,414,954)	(8,509,895)
Deficit attributable to equity holders of the parent		(8,137,019)	(4,985,412)	(8,137,019)	(4,985,412)

Non-controlling interest (NCI)		-	-	550,672	480,061

Total deficit		(8,137,019)	(4,985,412)	(7,586,347)	(4,505,351)

Total liabilities and deficit		5,723,604	3,937,556	14,804,190	10,378,266

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of operations

Periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Operating income (expenses)
Administrative expenses	30	(27,284)	(10,068)	(34,016)	(13,941)
Other operating income, net	30	25,780	83,628	35,591	221,950
Total operating (expenses) income		(1,504)	73,560	1,575	208,009

Equity method investees	15	(241,542)	(304,740)	(112,556)	(1,032,266)

Loss before financial result, and income taxes		(243,046)	(231,180)	(110,981)	(824,257)

Financial results
Financial income	31	157,594	38,835	99,630	92,330
Financial expenses	31	54,791	(116,870)	(303,172)	(343,574)
Total financial results		212,385	(78,035)	(203,542)	(251,244)

Loss before financial income (expense), exchange (variation) and income taxes		(30,661)	(309,215)	(314,523)	(1,075,501)

Exchange rate variation, net	31	(210,906)	(100,993)	(178,244)	(504,264)

Loss before income taxes		(241,567)	(410,208)	(492,767)	(1,579,765)

Income taxes
Current		(238)	665	(1,633)	(3,668)
Deferred		(247)	302	25,418	(4,319)
Total income taxes	12.1	(485)	967	23,785	(7,987)

Net loss for the period		(242,052)	(409,241)	(468,982)	(1,587,752)

Basic loss per share
Per common share	26	(0.020)	(0.034)	(0.038)	(0.130)
Per preferred share	26	(1.228)	(1.173)	(1.338)	(4.559)

Diluted loss per share
Per common share	26	(0.020)	(0.034)	(0.038)	(0.130)
Per preferred share	26	(1.228)	(1.173)	(1.338)	(4.559)

Statements of operations

Periods ended September 30, 2019 and 2018

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Net revenue
Passenger		3,500,987	2,703,204	9,493,188	7,648,280
Cargo and other		208,950	189,187	568,173	562,206
Total net revenue	29	3,709,937	2,892,391	10,061,361	8,210,486

Cost of services provided	30	(2,546,834)	(2,337,202)	(7,311,700)	(6,425,450)
Gross profit		1,163,103	555,189	2,749,661	1,785,036

Operating income (expenses)
Selling expenses	30	(247,492)	(190,466)	(669,412)	(557,815)
Administrative expenses	30	(330,815)	(287,820)	(812,531)	(779,461)
Other operating income, net	30	28,178	103,395	170,265	279,481
Total operating expenses		(550,129)	(374,891)	(1,311,678)	(1,057,795)

Equity results	15	-	205	79	360

Income before financial income (expense), exchange (variation) and income taxes		612,974	180,503	1,438,062	727,601

Financial results
Financial income	31	200,658	152,674	282,965	236,492
Financial expenses	31	(262,486)	(295,216)	(1,211,288)	(790,623)
Total financial results		(61,828)	(142,542)	(928,323)	(554,131)

Income before exchange rate variation, net		551,146	37,961	509,739	173,470

Exchange rate variation, net	31	(728,623)	(243,345)	(681,327)	(1,310,862)

Loss before income taxes		(177,477)	(205,384)	(171,588)	(1,137,392)

Income taxes
Current		(49,560)	83,980	(125,203)	(7,504)
Deferred		55,917	(187,448)	40,053	(215,072)
Total income taxes	12.1	6,357	(103,468)	(85,150)	(222,576)

Net loss for the period		(171,120)	(308,852)	(256,738)	(1,359,968)

Net income (loss) attributable to:
Equity holders of the parent		(242,052)	(409,241)	(468,982)	(1,587,752)
Non-controlling shareholders		70,932	100,389	212,244	227,784

Basic loss per share
Per common share	26	(0.020)	(0.034)	(0.038)	(0.130)
Per preferred share	26	(1.228)	(1.173)	(1.338)	(4.559)

Diluted loss per share
Per common share	26	(0.020)	(0.034)	(0.038)	(0.130)
Per preferred share	26	(1.228)	(1.173)	(1.338)	(4.559)

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of comprehensive income

Three-month and nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian reais - R$)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Net loss for the period		(242,052)	(409,241)	(468,982)	(1,587,752)

Other comprehensive income to be reclassified to profit or loss in subsequent periods	34
Cash flow hedge, net of income tax and social contribution		(473,226)	94,521	(316,977)	110,195
		(473,226)	94,521	(316,977)	110,195

Total comprehensive income loss for the period		(715,278)	(314,720)	(785,959)	(1,477,557)

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Net loss for the period		(171,120)	(308,852)	(256,738)	(1,359,968)

Other comprehensive income to be reclassified to profit or loss in subsequent periods	34
Cash flow hedge, net of income tax and social contribution		(473,226)	94,521	(316,977)	110,195
		(473,226)	94,521	(316,977)	110,195

Total comprehensive income loss for the period		(644,346)	(214,331)	(573,715)	(1,249,773)

Comprehensive income loss attributable to:
Equity holders of the parent		(715,278)	(314,720)	(785,959)	(1,477,557)
Non-controlling interest shareholders		70,932	100,389	212,244	227,784

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of changes in equity - Parent Company

Nine-month period ended September 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

					Capital reserves				Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Bonus on transfer stock options	Sale reserve of subscription warrants	Special premium reserve of subsidiary	Share- based payments	Unrealized hedge gain (losses)	Net gains from purchase / sale of non-controlling interest	Accumulated losses	Total
Balances as of December 31, 2017 (Restated)		3,040,512	-	(4,168)	17,783	-	70,979	119,308	(79,316)	760,545	(7,426,177)	(3,500,534)
Initial adoption of accounting standard – CPC 48 (IFRS 9)		-	-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	-	-	110,195	-	-	110,195
Stock options exercised		9,770	167	-	-	-	-	-	-	-	-	9,937
Share-based payments		-	-	-	-	-	-	12,980	-	-	-	12,980
Equity interest dilution effects		-	-	-	-	-	-	-	-	(561)	-	(561)
Treasury share buyback		-	-	(15,929)	-	-	-	-	-	-	-	(15,929)
Treasury shares transferred				19,971	(286)	-	-	(19,685)	-	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,587,752)	(1,587,752)
Balances of 09/30/2018		3,050,282	167	(126)	17,497	-	70,979	112,603	30,879	759,984	(9,012,254)	(4,969,989)

Balances as of December 31, 2018		3,055,940	2,818	(126)	17,497	-	70,979	117,413	(500,022)	759,984	(8,509,895)	(4,985,412)
Initial adoption of accounting standard – CPC 06 (IFRS 16) (a)	4.1.1	-	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)
Other comprehensive income, net		-	-	-	-	-	-	-	(316,977)	-	-	(316,977)
Stock options exercised	25.1	5,401	(2,818)	-	-	-	-	-	-	-	-	2,583
Advances for future capital increase	25.1	-	28,343	-	-	-	-	-	-	-	-	28,343
Share-based payments		-	-	-	-	-	-	31,018	-	-	-	31,018
Equity interest dilution effects	15	-	-	-	-	-	-	-	-	(649)	-	(649)
Subscription warrants		-	-	-	-	9,134	-	-	-	-	-	9,134
Net loss for the period		-	-	-	-	-	-	-	-	-	(468,982)	(468,982)
Balances of September 30, 2019		3,061,341	28,343	(126)	17,497	9,134	70,979	148,431	(816,999)	759,335	(11,414,954)	(8,137,019)

(a) On January 1, 2019, the Company adopted  CPC 06 (R2) – “Leases”, resulting in an initial adjustment to accumulated losses. For further information, see Note 4.1.1.

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of changes in equity - Consolidated

Periods ended September 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

					Capital reserves				Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Sale reserve of subscription warrants	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Net gains from purchase / sale of non-controlling interest	Accumulated losses	Deficit attributable to equity holders of the parent	Non-controlling interests	Total
Balances as of December 31, 2017 (Restated)		3,040,512	-	(4,168)	17,783	-	70,979	119,308	(79,316)	760,545	(7,426,177)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – CPC 48 (IFRS 9)		-	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,587,752)	(1,587,752)	227,784	(1,359,968)
Other comprehensive income (loss), net		-	-	-	-	-	-	-	110,195	-	-	110,195	-	110,195
Stock options exercised		9,770	167	-	-	-	-	-	-	-	-	9,937	-	9,937
Stock options of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments		-	-	-	-	-	-	12,980	-	-	-	12,980	386	13,366
Sale of shares in subsidiary without loss of control		-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury share buyback		-	-	(15,929)	-	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred		-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-	-
Dividends and interest shareholders on equity paid by Smiles		-	-	-	-	-	-	-	-	-	-	-	(172,563)	(172,563)
Balances of September 30, 2018		3,050,282	167	(126)	17,497	-	70,979	112,603	30,879	759,984	(9,012,254)	(4,969,989)	469,094	(4,500,895)

Balances as of December 31, 2018		3,055,940	2,818	(126)	17,497	-	70,979	117,413	(500,022)	759,984	(8,509,895)	(4,985,412)	480,061	(4,505,351)
Initial adoption of accounting standard – CPC 06 (IFRS 16) (a)	4.1.1	-	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)	(256)	(2,436,333)
Net loss for the period		-	-	-	-	-	-	-	-	-	(468,982)	(468,982)	212,244	(256,738)
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(316,977)	-	-	(316,977)		(316,977)
Stock options exercised	25.1	5,401	(2,818)	-	-	-	-	-	-	-	-	2,583	(6)	2,577
Advances for future capital increase	25.1	-	28,343	-	-	-	-	-	-	-	-	28,343		28,343
Share-based payments		-	-	-	-	-	-	31,018	-	-	-	31,018	1,117	32,135
Sale of shares in subsidiary without loss of control	15	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Subscription warrants (b)		-	-	-	-	9,134	-	-	-	-	-	9,134		9,134
Interest on shareholders equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-		(143,137)	(143,137)
Balances of September 30, 2019		3,061,341	28,343	(126)	17,497	9,134	70,979	148,431	(816,999)	759,335	(11,414,954)	(8,137,019)	550,672	(7,586,347)

(a) On January 1, 2019, the Company adopted  CPC 06 (R2) – “Leases” (corresponding do IFRS 16), resulting in an initial adjustment to accumulated losses. For further information, see Note 4.1.1.

(b) The subsidiary Gol Finance, through Gol Equity Finance, acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes. For further information, see Note 18.1.1.

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of cash flows

Nine-month period ended September 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Net loss for the period	(468,982)	(1,587,752)	(256,738)	(1,359,968)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	-	-	1,269,438	489,848
Provision for expected credit losses	-	-	1,005	(2,307)
Provision for legal proceedings	-	-	145,288	194,058
Provision for inventory obsolescence	-	-	32	4,940
Deferred taxes	(25,418)	4,319	(40,053)	215,072
Equity method investees	112,556	1,032,266	(79)	(360)
Share-based payments	31,018	12,980	32,135	13,365
Foreign exchange, net	196,692	377,078	667,930	1,206,824
Interest income	322	-	6,790	-
Interest on loans and financing , Leases and other operations	248,854	225,978	797,014	495,891
Provision for aircraft and engine return	-	-	269,434	-
Provision for maintenance reserve	-	-	(55,346)	-
Result of derivatives recognized in profit or loss	41,582	-	138,901	-
Unrealized hedge results	(151,169)	-	(151,169)	(42,403)
Termination of obligation due to contractual term reduction	-	-	(262,569)	-
Provision for labor obligations	-	-	205,834	72,753
Disposals of property, plant and equipment and intangible assets	3,301	68,807	135,723	12,238
Other provisions	-	-	(12,038)	-
	(11,244)	133,676	2,891,532	1,299,951

Changes in operating assets and liabilities:
Trade receivables	-	-	(325,005)	(113,530)
Short-term investments	87,478	465,769	27,962	459,506
Restricted cash	(2,354)	-	200,841	-
Inventories	-	-	(14,526)	(29,832)
Deposits	(4,694)	(862)	(158,851)	(220,152)
Deposits in guarantee for lease agreements	-	-	(34,408)	-
Recoverable taxes	731	-	100,883	-
Suppliers	15,742	8,591	(233,971)	194,357
Suppliers - Forfaiting	-	-	193,807	258,311
Advance from ticket sales	-	-	311,563	55,942
Mileage program	-	-	79,940	59,659
Advances from customers	-	-	(155,427)	273,247
Salaries	(445)	(260)	(155,254)	(24,678)
Landing fees	-	-	132,099	(134,770)
Taxes obligation	(22,529)	(1,215)	111,297	142,286
Derivatives	-	-	(25,855)	(2,947)
Payment of fuel derivative bonus	-	-	(17,627)	-
Advance to suppliers and third parties	(157,991)	-	(284,460)	-
Operating leases	-	-	-	107,483
Provisions	-	-	(208,902)	(173,333)
Other assets and liabilities, net	(48,631)	23,385	(92,326)	(315,386)
Interest paid	(313,273)	(274,086)	(428,255)	(407,126)
Income tax paid	(1,259)	(2,532)	(176,290)	(161,269)
Net cash flows from operating activities	(458,469)	352,466	1,738,767	1,267,719

Investing activities
Transactions with related parties	(926,118)	(270,587)	-	-
Short-term investments of Smiles	-	-	(542,261)	(298,116)
Restricted cash	-	(1,157)	-	(42,100)
Dividends and interest on shareholders’ equity received	232,183	246,837	-	-
Advances for property, plant and equipment acquisition, net	(35,189)	(70,462)	(39,418)	(83,351)
Receipt of aircraft sales	348,389	-	348,389	-
Acquisition of fixed assets	-	-	(561,307)	(684,372)
Acquisition of intangible assets	-	-	(53,513)	(55,956)
Net cash flows used in investing activities	(380,735)	(95,369)	(848,110)	(1,163,895)

Statements of cash flows

Nine-month period ended September 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Financing activities
Loans and financing issued, net of costs	1,707,935	486,735	1,950,040	822,827
Debt issuance and exchange offer costs	(70,356)	(8,578)	(77,082)	(16,361)
Loan and financing payments	(50,320)	-	(570,413)	(189,122)
Early payment of Senior Notes	-	(628,194)	-	(628,195)
Lease payments	-	-	(1,223,685)	(190,277)
Capped call (*)	(153,038)	-	(403,022)	-
Treasury share buyback	-	(15,929)	-	(15,929)
Dividends and interest on shareholders equity paid to non-controlling interests of Smiles	-	-	(209,150)	(219,493)
Capital increase	2,583	9,770	2,576	9,770
Capital increase from non-controlling interests	-	-	-	875
Warrants	9,134	-	9,134	-
Shares to be issued	28,343	167	28,343	167
Transactions with related parties	-	17,958	-	-
Net cash flows (used in) from financing activities	1,474,281	(138,071)	(493,259)	(425,738)

Foreign exchange variation on cash held in foreign currencies	44,805	8,376	35,880	(14,508)

Net (decrease) increase in cash and cash equivalents	679,882	127,402	433,278	(336,422)

Cash and cash equivalents at the beginning of the period	282,465	103,727	826,187	1,026,862
Cash and cash equivalents at the end of the period	962,347	231,129	1,259,465	690,440

(*) Over-the-counter derivative (“Capped call”) with certain of the Notes subscribers with the objective of minimizing the potential dilution of the Company's preferred shares and ADSs.

 The accompanying notes are an integral part of the individual and consolidated interim financial information.

Statements of value added

Nine-month period ended September 30, 2019 and 2018 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Revenues
Passengers, cargo and other	-	-	10,508,186	8,695,243
Other operating income	35,591	221,950	170,265	220,314
Allowance for doubtful accounts	-	-	(1,005)	17,322
	35,591	221,950	10,677,446	8,932,879
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(3,099,808)	(2,786,057)
Material, electricity, third-party services and others	(29,870)	(11,018)	(2,248,352)	(1,778,937)
Aircraft insurance	-	-	(18,927)	(14,913)
Sales and marketing	(338)	(267)	(475,315)	(445,729)
Gross value added	5,383	210,665	4,835,044	3,907,243

Depreciation and amortization	-	-	(1,269,438)	(489,848)
Value added produced	5,383	210,665	3,565,606	3,417,395

Value added received in transfer
Equity results	(112,556)	(1,032,266)	79	360
Financial income	134,625	(215,861)	282,965	1,091,750
Value added for distribution	27,452	(1,037,462)	3.848,650	4,509,505

Distribution of value added:
Salaries	2,966	2,535	1,182,779	1,091,999
Benefits	-	-	135,379	120,345
FGTS	-	(309)	94,061	81,199
Personnel	2,966	2,226	1,412,219	1,293,543

Federal taxes	(21,004)	13,149	775,388	771,381
State taxes	-	-	14,367	15,424
Municipal taxes	-	-	3,062	2,681
Tax, charges and contributions	(21,004)	13,149	792,817	789,486

Interest	514,442	534,829	1,854,825	2,932,710
Rent	-	-	45,412	853,530
Other	30	86	115	204
Third-party capital remuneration	514,472	534,915	1,900,352	3,786,444

Net loss for the period	(468,982)	(1,587,752)	(468,982)	(1,587,752)
Net income (loss) for the period attributable to non-controlling interests	-	-	212,244	227,784
Remuneration of own capital	(468,982)	(1,587,752)	(256,738)	(1,359,968)

Value added for distribution	27,452	(1,037,462)	3,848,650	4,509,505

The accompanying notes are an integral part of the individual and consolidated interim financial information.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company's main purpose is to exercise control of GOL Linhas Aéreas S.A. (“GLA”), which operates regular and non-scheduled passenger flight transportation services and the development of loyalty programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

As of March 11, 2019, as a result of the second accident involving a Boeing 737 Max 8 aircraft, the Company’s Management decided to suspend the operation of its seven aircraft prior to this being mandated by regulatory authorities, given that safety is the Company’s number one priority. As a result of this strategy, the Company quickly reconfigured its flight network. The use of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly the United States of America. The Company did not need and does not intend to interrupt any of its routes due to the suspension of the use of these aircraft.

During the second and third quarters the Company’s Management assessed and carried out impairment tests for these aircraft by comparing their carrying amount with the market value indicated in specialized publications (“BlueBook”), concluding that there are no losses related to the right-of-use asset and, therefore, no provision was recognized.

1.1.Capital structure and net working capital

As of September 30, 2019, the Company’s deficit totaled R$8,137,019, versus R$4,985,412 as of December 31, 2018. The increase was primarily due to (a) the initial adoption of CPC 06 (R2) – “Leases”, equivalent to IFRS 16 – “Leases”, with impact on the parent company of R$2,436,077; (b) losses in the period of R$468,982; and (c) unrealized cash flow hedge losses, net of income tax and social contribution, totaling R$316,977.

Consolidated negative net working capital on September 30, 2019 was of R$5,441,957 (negative R$3,889,721 on December 31, 2018), the variation was primarily due to the initial adoption of CPC 06 (R2) with impact of R$854,681 and increase in loan obligations of R$1,377,755 due to long-term to short-term transfers according to the maturity dates, net of changes between other short-term assets and liabilities.

GLA is highly sensitive to the economy and the U.S. dollar, as approximately 41.55% of its costs are denominated in U.S. dollar (“US$”) and GLA’s capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company carries out several initiatives to adjust its fleet size to demand and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

At the end of 2017, the Company implemented initiatives to restructure its statement of financial position, extending terms and reducing the financial cost of its debt structure, as a result of an offering carried out on December 11, 2017, which raised US$500 million with interest rates of 7.1% p.a., partially used to amortize debt with an average rate of 9.8% p.a.

In October 2018, the Company concluded the refinancing of debentures of its wholly owned subsidiary GLA, fully amortizing the amount of R$1,025,000 and issuing a new series of non-convertible, unsecured debentures in the amount of R$887,500, thus reducing debt by R$137,500. The new debentures were issued with interest at 120.0% of the Interbank Deposit Certificate (“CDI”) rate, a significant reduction in relation to the amortized debt, at 132.0% of the CDI rate. This operation deleveraged the Company’s statement of financial position and better adjusted GLA’s operating cash flow generation by amortizing its liabilities.

In March, April and July 2019, the Company raised a total of US$425 million through the issue of bonds convertible into shares with nominal interest rates of 3.75% p.a. For further information, see Note 18.1.1.

The Company’s objective is to continue to strengthen its balance sheet management and results in order to guarantee sustainability. Management believes   that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019, demonstrates the Company’s ability to continue as going concern.

1.2.Ownership structure

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Entity	Date of Incorporation	Location	Principal Activity	Type of Control	% of Interest in the capital stock
					09/30/2019	12/31/2018
Offshore Subsidiaries:
GAC	March 23, 2006	Cayman Islands	Aircraft Acquisition	Direct	100.0	100.0
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fund-raising	Direct	100.0	100.0
Gol Finance	June 21, 2013	Luxembourg	Fund-raising	Direct	100.0	100.0
Subsidiaries:
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim (a)	November 7, 2003	Brazil	Investment Funds	Indirect	100.0	100.0
Sul América Gol Max (a)	March 14, 2014	Brazil	Investment Funds	Indirect	-	100.0
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty Program	Direct	52.6	52.7
Smiles Viagens	August 10, 2017	Brazil	Tourism Agency	Indirect	52.6	52.7
Smiles Fidelidade Argentina (b)	November 7, 2018	Argentina	Loyalty Program	Indirect	52.6	52.7
Smiles Viagens Argentina (b)	November 20, 2018	Argentina	Tourism Agency	Indirect	52.6	52.7
Fundo Sorriso (a)	July 14, 2014	Brazil	Investment Funds	Indirect	52.6	52.7
Joint venture:
SCP Trip	April 27, 2012	Brazil	Flight Magazine	Indirect	60.0	60.0
Associate:
Netpoints (c)	November 8, 2013	Brazil	Loyalty Program	Indirect	-	25.4

(a)   These comprise exclusive investment.

(b)   Company with functional currency in Argentine pesos.

(c) On February 1, 2019, the subsidiary Smiles Fidelidade sold its equity interest for the total amount of R$914, recognized in the consolidated statement of income under “Other operating income”.

1.3.Corporate reorganization plan

On October 14, 2018, through a Material Fact, the Company disclosed the plans for a corporate reorganization whose main purpose was the merger of Smiles into GLA.

On December 13, 2018, the Company was informed by B3 that its migration to the Novo Mercado listing segment was not admissible, pursuant to the Material Fact of October 14, 2018, described above.

On June 19, 2019, after five months of negotiation, the Company announced through a Material Fact that the parties were unable to reach an agreement on terms for the proposed corporate reorganization and, as a result, decided to terminate negotiations.

This fact has not influenced the Company’s decision to terminate existing agreements with the subsidiary, Smiles Fidelidade, at the end of their term. The Company will continue to evaluate alternatives to improve the efficiency and competitiveness of its economic group.

1.4.Compliance program

Since 2016, the Company has taken several steps to strengthen and expand its internal control and compliance programs, the details of which were presented in the annual financial statements disclosed on February 27, 2019.

Management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject of the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company. These authorities may impose fines and possibly other sanctions to the Company.

There were no further developments on the subject during the nine-month period ended September 30, 2019.

2.     Basis of preparation and presentation of the unaudited interim condensed consolidated financial statements

This individual and consolidated interim information corresponds to the interim financial statements and has, therefore, been prepared in accordance with Technical Pronouncement CPC 21 (R1) - “Interim Financial Reporting”, approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”), equivalent to IAS 34 - “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”), except for the recognition of provisions for loss of investment in the parent company, as per Note 15.

The individual and consolidated interim financial information was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais. The amounts disclosed in other currencies, unless otherwise indicated, are also reported in thousands. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates and assumptions.

In preparing the individual and consolidated interim financial information, Management used disclosure criteria considering regulatory aspects and the relevance of transactions to understand the changes observed in the Company’s equity, economic and financial position and its performance since the end of the last fiscal year ended December 31, 2018, as well as the updating of relevant information included in the annual financial statements disclosed on February 27, 2019.

Management confirms that all the material information in this individual and consolidated interim financial information is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

This individual and consolidated interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value when applicable:

•     short-term investments classified as cash and cash equivalents measured at fair value;

•     short-term investments comprising exclusive investment funds, measured at fair value;

•     derivative financial instruments measured at fair value; and

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•     investments accounted for using the equity method.

The Company’s individual and consolidated interim financial information for the period ended September 30, 2019 has been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

3.     Approval of individual and consolidated interim financial information

This individual and consolidated interim financial information was authorized for issue by Management on October 30, 2019.

4.     Summary of significant accounting practices

The individual and consolidated interim financial information presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2018, issued on February 27, 2019, except regarding:

(a)  adoption on January 1, 2019 of CPC 06 (R2) - “Leases”, equivalent to IFRS 16 - “Leases”, presented in Note 4.1.1; and

(b)  adoption on August 1, 2019 of hedge accounting protection in accordance with CPC 48 - “Financial Instruments”, equivalent to IFRS 9 - “Financial Instruments”, presented in Note 4.2.

4.1.   New accounting standards and pronouncements adopted in the period ended September 30, 2019

4.1.1.       CPC 06 (R2) - “Leases”, equivalent to IFRS 16

CPC 06 (R2) establishes the principles for recognizing, measuring, presenting and disclosing lease transactions and requires lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to CPC 06 (R1). The standard includes two recognition exemptions for lessees: leases of “low value” assets, for example, personal computers, and short-term leases, i.e. leases for which the term ends within 12 months or less. At the beginning of a lease, lessees recognize a liability to carry out payments (lease liability) and an asset representing the right to use the leased item for the lease term (right-of-use asset). Lessees shall recognize separately interest expenses from the lease liability and depreciation expenses of the right-of-use asset.

Lessees shall also reassess the lease liability if certain events occur, such as a change in the term of the lease or a change in future lease payment flows due to a variation in the reference index or rate used to calculate such payments. In general, lessees shall recognize any remeasurement to the lease liability as an adjustment against the right-of-use asset. Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach.

Therefore, in accordance with IFRS 16, we did not restate comparative information and balances. Within the modified retrospective approach, the Company chose to adopt the following transition practical expedients and exemptions:

•     the Company used hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•     the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and thus recorded 120 aircraft lease agreements and 14 non-aircraft lease agreements as right-of-use. The effects from the initial adoption of this standard are shown in the table below:

	Assets	Liabilities	Equity
Operating leases (a)	-	(219,728)	219,728
Right of use - aircraft agreements	2,892,836	5,540,621	(2,647,785)
Right of use - non-aircraft agreements	41,420	49,975	(8,555)
Deferred tax - Smiles (b)	-	-	278
Total	2,934,256	5,370,868	(2,436,334)

(a) Refers to installments of operating lease that had their maturities renegotiated during 2016.

(b) Deferred income tax effects arising from the initial adoption of CPC 06 (R2)/IFRS 16 recorded in the Smiles subsidiary.

As of January 1, 2019, the impacts arising from deferred taxes related to the adoption of CPC 06 (R2) did not reflect the corresponding tax effects, given that GLA has no history of taxable income and is currently recording tax credit assets limited to the amount of tax credit liabilities, in accordance with item 35 of CPC 32 – “Income Taxes”.

As a consequence of the adoption of  CPC 06 (R2), corresponding to IFRS 16, the Company made some reclassifications in the statement of financial position as of December 31, 2018, presented for comparison purposes, as shown below:

	Consolidated
	12/31/2018
	As previously disclosed	Reclassification	Restated

Current
Short-term debt	1,223,324	(120,118)	1,103,206
Leases	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Noncurrent
Long-term debt	5,861,143	(520,542)	5,340,601
Leases	-	656,228	656,228
Operating leases	135,686	(135,686)	-

4.1.2.       ICPC – 22 “Uncertainty Over Income Tax Treatments”, equivalent to IFRIC 23

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 has been effective since January 1, 2019, and, after assessing the matter the Company’s Management concluded that there are no impacts or need for additional disclosures in this individual and consolidated interim financial information due to the adoption of this standard.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

4.2.   Adoption of hedge accounting to protect future revenues

In the regular course of its operations, the Company has recurring sales in US dollars (“US$”), mainly as a result of international routes in South, Central and North America. Accordingly, Management has adopted cash flow hedge accounting as a hedge for future foreign currency revenues, which are considered highly probable, as provided for and expressed in Paragraph 6.3.1 of CPC 48, using as instruments 50 lease agreements recorded as debt as a result of the adoption of CPC 06 (R2), as provided for in paragraph 6.6.2 of CPC 48.

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accumulated in shareholders’ equity, “Other Comprehensive Income”, appropriated to the Company's results upon the realization of the income from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's results. The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 lease agreements linked to US$; (3) designated amount: 60 months of highly probable revenues based on a range of 80 to 85% of historically earned revenues, totaling US$903,102. (4) nature of the hedged risk: exchange variation; (5) hedged risk specification: USD/BRL spot exchange rate; (6) hedge type: cash flow.

4.3.   Reclassifications

To improve the presentation of the interim quarterly information, the following amounts were reclassified in the Balance Sheet and Cash Flow:

	Consolidated
	12/31/2018
		Not reviewed	Not reviewed
	As disclosed	Reclassification	Restated

Current assets
Advance to suppliers and third parties	-	68,394	68,394
Other credits and amounts	478,628	(68,394)	410,234

4.4.   New accounting standards and pronouncements not yet adopted

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

5.     Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

6.     Cash and cash equivalents

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Cash and bank deposits	1,550	6,587	79,535	157,970
Cash equivalents	960,797	275,878	1,179,930	668,217
Total	962,347	282,465	1,259,465	826,187

      The breakdown of cash equivalents is as follows:

		Parent Company		Consolidated
	Weighted average rate (p.a.)	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Local currency
Private bonds and deposits with banks	94.0% of CDI	280,613	1,895	496,100	74,819
Government bonds	91.2% of CDI	-	-	-	39
Automatic deposits	59.2% of CDI	158,460	2,217	162,106	307,499
Total local currency		439,073	4,112	658,206	382,357

Foreign currency
Deposits with banks	1.8%	521,724	271,766	521,724	285,860
Total foreign currency		521,724	271,766	521,724	285,860

Total		960,797	275,878	1,179,930	668,217

7.     Short-term investments

		Parent Company	Consolidated
	Weighted average rate (p.a.)	12/31/2018	09/30/2019	12/31/2018

Local currency
Government bonds	100.5% of CDI	-	59,974	21,100
Investment funds	100.2% of CDI	-	885,420	365,249
Total local currency		-	945,394	386,349

Foreign currency
Private bonds	2.8%	92,015	23,309	92,015
Government bonds	1.7%	-	3,140	-
Investment funds	-	-	1,368	-
Total foreign currency		92,015	27,817	92,015

Total		92,015	973,211	478,364

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

8.     Restricted cash

		Parent Company		Consolidated
	Weighted average rate (p.a.)	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Local currency
Deposits in guarantee of letter of credit	97.8% of CDI	3,739	2,318	136,301	100,394
Escrow deposits (a)	96.4% of CDI	35,977	33,928	101,477	72,089
Escrow deposits for hedge margin	100.0% of CDI		-	6,625	18
Escrow deposits - leases (b)	97.1% of CDI		-	160,689	102,880
Other deposits (c)	75.5% of CDI	2,422	3,538	16,442	113,447
Total local currency		42,138	39,784	421,534	388,828

Foreign currency
Escrow deposits for hedge margin	1.8%	-	-	202,405	433,304
Total foreign currency			-	202,405	433,304

Total		42,138	39,784	623,939	822,132

Current		40,886	-	535,602	133,391
Noncurrent		1,252	39,784	88,337	688,741

(a)   The amount of R$35,977 (parent company and consolidated) refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit (R$33,928 as of December 31, 2018).

(b)   Related to deposits made to obtain letters of credit for aircraft leases agreements from GLA.

(c)   Refers to the guarantee of bank collaterals and judicial blockages in investment funds.

9.     Trade receivables

	Consolidated
	09/30/2019	12/31/2018

Local currency
Credit card administrators	557,927	393,557
Travel agencies	385,215	226,627
Cargo agencies	37,730	40,431
Airline partner companies	1,795	3,243
Other	35,999	52,216
Total local currency	1,018,666	716,074

Foreign currency
Credit card administrators	97,225	97,488
Travel agencies	45,692	21,005
Cargo agencies	1,794	1,378
Airline partner companies	26,773	23,294
Other	125	5,373
Total foreign currency	171,609	148,538

Total	1,190,275	864,612

Allowance for expected loss on trade receivables accounts	(12,289)	(11,284)

Total trade receivables	1,177,986	853,328

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	Consolidated
	09/30/2019	12/31/2018
Not yet due
Until 30 days	664,369	527,878
31 to 60 days	210,076	101,226
61 to 90 days	60,119	49,696
91 to 180 days	138,594	83,128
181 to 360 days	55,877	36,801
Above 360 days	2,295	268
Total not yet due	1,131,330	798,997

Overdue
Until 30 days	19,895	13,167
31 to 60 days	7,249	4,726
61 to 90 days	4,645	2,672
91 to 180 days	1,611	11,173
181 to 360 days	1,455	9,863
Above 360 days	11,801	12,730
Total overdue	46,656	54,331

Total	1,177,986	853,328

The changes in expected loss on trade receivables are as follows:

	Consolidated
	09/30/2019	12/31/2018
Balances at the beginning of the period	(11,284)	(36,088)
(Additions) reversals	(1,005)	24,804
Balances at the end of the period	(12,289)	(11,284)

10.  Inventories

	Consolidated
	09/30/2019	12/31/2018

Consumables	27,715	22,098
Parts and maintenance materials	179,654	170,851
(-) Provision for obsolescence	(12,734)	(12,808)
Total	194,635	180,141

The changes in provision for obsolescence are as follows:

	Consolidated
	09/30/2019	12/31/2018
Balances at the beginning of the period	(12,808)	(12,509)
Additions	(32)	(5,023)
Write-offs	106	4,724
Balances at the end of the period	(12,734)	(12,808)

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.  Recoverable taxes

11.1.Recoverable taxes

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
IRPJ and CSLL prepayments	29,239	29,892	202,282	268,428
Withholding Income Tax	38	119	3,808	4,744
PIS and COFINS to recover	-	-	126,542	163,921
Withholding tax of public institutions	-	-	8,286	6,812
Value Added Tax (VAT) abroad	-	-	5,785	5,649
Other	60	57	9,083	7,115
Total	29,337	30,068	355,786	456,669

Current	6,510	5,279	298,410	360,796
Noncurrent	22,827	24,789	57,376	95,873

12.  Deferred taxes

12.1.Deferred tax assets (liabilities)

	Parent Company			Consolidated
	12/31/2018	Unrealized	09/30/2019	12/31/2018	Unrealized	Other comprehensive income	09/30/2019
Parent Company and controlled subsidiary Smiles

Income tax losses carry forward	16,983	18,866	35,849	16,983	18,866	-	35,849
Negative basis of social contribution	6,114	6,792	12,906	6,114	6,792	-	12,906
Temporary differences
Allowance for doubtful accounts and other credits	196	(24)	172	196	(24)	-	172
Provision for legal proceedings and tax liabilities	916	(215)	701	916	(215)	-	701
Other (unrealized profits)	-	-	-	49,613	18,078	-	67,692
Total deferred taxes - Assets	24,209	25,419	49,628	73,822	43,497	-	117,319
Controlled subsidiary GLA

Income tax losses carry forward	-	-	-	58,384	(39,149)	-	19,235
Negative basis of social contribution	-	-	-	21,018	(14,093)	-	6,925
Temporary differences
Allowance for doubtful accounts and other credits	-	-	-	72,649	11,813	-	84,462
Breakage provision	-	-	-	(172,869)	(18,238)	-	(191,107)
Provision for losses on other credits	-	-	-	143,350	-	-	143,350
Provision for legal proceedings and tax liabilities	-	-	-	93,221	(2.254)	-	90,967
Aircraft return	-	-	-	62,642	102,796	-	165,438
Derivative transactions	-	-	-	5,335	(47,911)	-	(42,576)
Flight rights	-	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	-	(174,129)	(7,158)	-	(181,287)
Reversal of goodwill amortization for tax purpose	-	-	-	(127,659)	-	-	(127,659)
Aircraft leases and other	-	-	-	30,956	39,390	278	70,624
Other	-	-	-	113,040	(28,641)	-	84,399
Total deferred taxes - Liabilities	-	-	-	(227,288)	(3,445)	278	(230,455)

The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles (*)
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Accumulated income tax losses	168,338	170,418	5,779,325	5,631,209	366,147	522,743
Negative basis of social contribution	168,338	170,418	5,779,325	5,631,209	366,147	522,743

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The reconciliation of effective income taxes and social contribution rates for the periods ended September 30, 2019 and 2018 is as follows:

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Loss before income taxes	(241,567)	(410,208)	(492,767)	(1,579,765)
Combined tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	82,133	139,471	167,541	537,120

Adjustments to calculate the effective tax rate:
Equity method investees	(82,124)	(103,612)	(38,269)	(350,970)
Tax difference on results of subsidiaries	60,899	(10,613)	(75,159)	(63,336)
Non-deductible expenses, net	(85)	(42)	(187)	(167)
Foreign exchange variation on foreign investments	(61,308)	(24,237)	(53,393)	(126,188)
Interest on shareholders’ equity	-	-	(3,114)	(4,507)
Extemporaneous benefit of deferred charges, net	-	-	26,366	61
Total income tax	(485)	967	23,785	(7,987)

Income taxes
Current	(238)	665	(1,633)	(3,668)
Deferred	(247)	302	25,418	(4,319)
Total income taxes	(485)	967	23,785	(7,987)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Income (loss) before income taxes	(177,477)	(205,384)	(171,588)	(1,137,392)
Combined tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	60,342	69,831	58,340	386,713

Adjustments to calculate the effective tax rate:
Equity method investees	-	70	27	122
Tax difference on results of subsidiaries	70,868	(27,655)	(74,355)	(82,044)
Income tax on permanent differences and others	19,366	111,769	51,821	274,300
Exchange variation on foreign investments	(83,077)	(110,127)	(114,188)	(257,355)
Interest on shareholders’ equity	-	-	2,805	4,050
Extemporaneous Tax Credit	-	-	18,801	-
Extemporaneous deferred asset benefit, net	-	-	12,099	-
Non-deferred asset benefit	(61,142)	(147,356)	(40,500)	(544,470)
Use of tax credits in non-recurring installment payments	-	-	-	(3,892)
Total income tax	6,357	(103,468)	(85,150)	(222,576)

Income taxes
Current	(49,560)	83,980	(125,203)	(7,504)
Deferred	55,917	(187,448)	40,053	(215,072)
Total income taxes	6,357	(103,468)	(85,150)	(222,576)

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

13.       Advance to suppliers and third parties

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Oceanair Advance	166,576	-	198,062	-
Advance to national suppliers	-	-	70,884	30,635
Advance to international suppliers	-	-	23,103	5,648
Advance for materials and repairs	-		48,932	32,111
Total other credits	166,576	-	340,981	68,394

Current	166,576	-	295,220	68,394
Noncurrent	-	-	45,761	-

Within the scope of the judicial recovery plan of Oceanair Linhas Aéreas S.A. (“Oceanair”) and AVB Holding S.A. (“Judicial Recovery Plan”), approved by its creditors on April 5, 2019, the Company: (i) acquired DIP (debtor in possession) Loans granted to Oceanair by Elliot Group in the amount of R$50,647, and (ii) granted an advance to Elliott in the amount of R$100,595 (“Advance”) pursuant to an agreement entered into on April 3, 2019, such advances are subject to variation of the Real against the US$.

Advances will be refunded by Elliott Group if: (a) the Company or any third party acquires an isolated production unit as provided for in the Oceanair Linhas Aéreas S.A, Judicial Recovery Plan; or (b) another judicial recovery plan involving the sale of Oceanair’s landing and takeoff times is deemed valid and such an operation is successfully completed. In return for granting the Advance, and subject to certain conditions, the Elliott Group will pay to the Company a part of the funds that may be recovered by Elliott Group under the Recovery Plan.

On July 10, 2019, under the Judicial Recovery Plan, the Company presented winning bids for the acquisition of certain isolated production units (“UPIs”), in the total amount of US$77.3 million.

The Judicial Recovery Plan provides that DIP loans may be offset against the price to be paid by the Company for the acquisition of UPIs.

Accordingly, the Company plans to complete the acquisition of UPIs (and offset claims held against Oceanair against the respective acquisition price) in the event that the auction of UPIs sold by the judiciary is confirmed, and as soon as complying with other precedent conditions provided for in the Judicial Recovery Plan.

14.  Deposits

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Judicial deposits	64,000	59,305	827,444	726,491
Maintenance deposits	-	-	809,063	647,057
Deposits in guarantee for lease agreements	52,749	49,081	294,402	238,747
Total	116,749	108,386	1,930,909	1,612,295

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.  Investments

15.1.Breakdown of investments

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade and GLA are presented as investments in the parent company.

The financial information of the Company’s investees and the changes in the investments balance for the period ended September 30, 2019 are as follows:

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip
Financial information of Company’s investees
Total number of shares	5,262,335,049	124,158,953	-
Capital stock	4,554,280	254,610	1,318
Interest	100.0%	52.61%	60%
Total equity (deficit)	(7,235,158)	1,161,932	2,103
Unrealized profits (a)	-	(131,400)	-

Adjusted equity (deficit) (b)	(7,235,158)	479,859	1,256
Net income (loss) for the period	(313,821)	447,189	129
Unrealized profits in the period (a)	-	(35,094)	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(313,821)	201,265	79

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Trip	Netpoints
Material Information on Subsidiaries at September 30, 2018
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.7%	60%	25.4%
Total equity (deficit)	(3,764,491)	991,058	2,842	(20,758)
Unrealized profits (a)	-	(93,528)	-	-

Adjusted equity (deficit) (b)	(3,764,491)	428,474	1,693	(5,273)
Net income (loss) for the period	(1,263,742)	481,277	599	(3,613)
Unrealized profits in the period (a)	-	(22,020)	-	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(1,263,742)	231,476	360	(918)

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)  Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

15.2.Changes in investments

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances as of December 31, 2018	(4,200,243)	437,875	(3,762,368)	1,177
Adoption of accounting standard – CPC 06 (R2) (IFRS 16) (a)	(2,435,792)	(285)	(2,436,077)	-
Equity method results	(313,821)	201,265	(112,556)	79
Unrealized gains on hedges	(316,977)	-	(316,977)	-
Equity interest dilution effects	-	(649)	(649)	-
Dividends and interest on shareholders’ equity	-	(158,818)	(158,818)	-
Share-based payments	31,018	-	31,018	-
Other equity changes in investments	657	471	1,128	-
Balances of September 30, 2019	(7,235,158)	479,859	(6,755,299)	1,256

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of Accounting Standards (b)	(19,575)	-	(19,575)	-
Balances as of December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of Accounting Standards (c)	1,632	43	1,675	-
Equity method results	(1,263,742)	231,476	(1,032,266)	360
Unrealized gains on hedges	110,195)	-	110,195	-
Equity interest dilution effects	-	(561)	(561)	-
Dividends and interest on shareholders’ equity	-	(191,906)	(191,906)	-
Other equity changes in investments	-	1,187	1,187	-
Amortization of losses with sale-leaseback transactions (d)	(2,948)	-	(2,948)	-
Balances of September 30, 2018	(3,764,491)	428,474	(3,336,017)	1,693

(a) On January 1, 2019, the Company adopted CPC 06 (R2) – “Leases” (IFRS 16). For further information, see Note 4.1.1.

(b) On January 1, 2018, the Company initially adopted CPC 47 - “Customer Contract Revenue” (IFRS 15), which resulted in recording R$19,575 directly in the equity of the GLA subsidiary. For further information, see Note 2.3.

(c)   On January 1, 2018, the Company initially adopted CPC 48 - “Financial Instruments” (IFRS 9). For further information, see Note 2.3).

(d)  The GAC subsidiary has a net balance of deferred gains and losses on sale-leaseback transactions, the deferral of which is conditional on the payment of contractual installments by GLA. Accordingly, the net balance is essentially part of the parent company's net investment in GLA. The net balance to be deferred in the nine-month period ended September 30, 2018 was R$389 (R$2,887 for the year ended December 31, 2017). For further information, see Note 27.2.

16.  Property, plant and equipment

16.1.Parent Company

As of September 30, 2019, the balance of advances for the acquisition of aircraft totaled R$126,048 (R$94,160 as of December 31, 2018), corresponding to prepayments made based on the contracts entered into. In addition, the residual value of the ownership rights on the aircraft totaled R$108,538 as of September 30, 2019 and December 31, 2018, both recorded in the subsidiary GAC.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.2.Consolidated

	Consolidated
	Weighted average rate (p.a.)	12/31/2018	Adoption IFRS 16 (3)	Additions	Write-offs (6)	Transfers (5)	09/30/2019
Flight equipment
Cost
Aircraft - ROU (1) with purchase option		673,675	-	-	(4,481)	-	669,194
Aircraft - ROU with no purchase option		-	2,821,509	595,103	(142,006)	(12,250)	3,262,356
Spare parts and engines - own		1,583,865	-	136,178	(7,952)	(769)	1,711,322
Spare parts and engines - ROU		-	71,327	32,828	(919)	-	103,236
Aircraft and engine overhauling		2,443,747	-	529,925	(174,534)	-	2,799,138
Tools		44,121	-	5,867	(479)	769	50,278
		4,745,408	2,892,836	1,299,901	(330,371)	(12,250)	8,595,524
Depreciation
Aircraft - ROU with purchase option	5.76%	(222,240)	-	(13,209)	4,481	-	(230,968)
Aircraft - ROU with no purchase option	23.89%	-	-	(562,046)	33,345	-	(528,701)
Spare parts and engines - own	7.34%	(590,239)	-	(90,987)	3,377	-	(677,849)
Spare parts and engines - ROU	28.86%	-	-	(18,602)	-	-	(18,602)
Aircraft and engine overhauling	42.87%	(1,275,298)	-	(493,343)	166,191	-	(1,602,450)
Tools	10.00%	(21,153)	-	(2,574)	275	-	(23,452)
		(2,108,930)	-	(1,180,761)	207,669	-	(3,082,022)

Total, net - flight equipment		2,636,478	2,892,836	119,140	(122,702)	(12,250)	5,513,502

Property, plant and equipment in use
Cost
Vehicles		11,513	-	1,218	(1,200)	-	11,531
Machinery and equipment		59,404	-	3,169	(160)	-	62,413
Furniture and fixtures		30,698	-	1,879	(185)	-	32,392
Computers and peripherals - owned		40,813	-	4,631	(1,088)	-	44,356
Computers and peripherals - ROU		-	20,619	1,373	-	-	21,992
Communication equipment		2,692	-	69	(210)	-	2,551
Safety equipment		856	-	-	-	-	856
Improvement on third party property - CMA (4)		107,637	-	-	-	-	107,637
Leasehold improvements		60,115	-	456	-	5,328	65,899
Third Party Real Estate - ROU		-	20,801	1,553	-	-	22,354
Construction in progress		15,443	-	8,702	-	(5,328)	18,817
		329,171	41,420	23,050	(2,843)	-	390,798
Depreciation
Vehicles	20.00%	(9,609)	-	(482)	907	-	(9,184)
Machinery and equipment	10.00%	(41,619)	-	(3,072)	132	-	(44,559)
Furniture and fixtures	10.00%	(18,188)	-	(1,488)	169	-	(19,507)
Computers and peripherals - owned	20.00%	(31,314)	-	(2,455)	1,070	-	(32,699)
Computers and peripherals - ROU	36.59%	-	-	(5,670)	-	-	(5,670)
Communication equipment	10.00%	(2,089)	-	(119)	160	-	(2,048)
Safety equipment	10.00%	(533)	-	(62)	-	-	(595)
Leasehold improvements - CMA	10.43%	(91,395)	-	(8,460)	-	-	(99,855)
Leasehold improvements	22.32%	(29,354)	-	(6,951)	-	-	(36,305)
Third Party Real Estate - ROU	32.18%	-	-	(5,363)	-	-	(5,363)
		(224,101)	-	(34,122)	2,438	-	(255,785)

Total, net - property, plant and equipment in use		105,070	41,420	(11,072)	(405)	-	135,013

Impairment losses (2)	-	(48,839)	-	-	5,259	-	(43,580)
Total		2,692,709	2,934,256	108,068	(117,848)	(12,250)	5,604,935

Advances for property, plant and equipment acquisition	-	125,348	-	77,211	(37,793)	-	164,766
Total property, plant and equipment		2,818,057	2,934,256	185,279	(155,641)	(12,250)	5,769,701

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(3) Effect related to IFRS 16 adoption, as disclosed in Note 4.1.1.

(4) CMA - Maintenance Center - Confins/MG

(5) Transfer of other GAC credits.

(6) The amounts are composed of sales and write-offs.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.  Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Consolidated
	Weighted average rate (p.a.)	12/31/2018	Additions	Write-offs	09/30/2019
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	53,513	(22,390)	559,549
Other	-	10,000	-	-	10,000
Total cost		2,119,628	53,513	(22,390)	2,150,751

Amortization
Software	25.18%	(339,995)	(53,055)	22,024	(371,026)
Other	20.0%	(2,167)	(1,500)	-	(3,667)
Total amortization		(342,162)	(54,555)	22,024	(374,693)

Net intangible assets		1,777,466	(1,042)	(366)	1,776,058

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.  Loans and financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			12/31/2018										09/30/2019
	Maturity	Interest rate	Current	Noncurrent	Total	Funding	Unrealized gain and loss from ESN (*)	Payments	Interest	Interest paid	Exchange variation	Amortization	Current	Noncurrent	Total
In US$:
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	56,850	(76,612)	88,285	6,860	1,247,834	-	1,247,834
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	20,683	(28,013)	19,755	875	5,290	323,535	328,825
ESN (*)	07/2024	3.75% p.a.	-	-	-	1,637,579	(151,169)	-	59,803	(14,748)	145,777	2,567	13,827	1,665,982	1,679,809
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	131,558	(166,894)	180,101	6,417	31,234	2,632,098	2,663,332
Perpetual Notes	-	8.75% p.a.	12,320	596,336	608,656	-	-	-	39,371	(32,956)	39,074	-	13,240	640,905	654,145
Total			123,873	4,535,229	4,659,102	1,637,579	(151,169)	(50,320)	308,265	(319,223)	472,992	16,719	1,311,425	5,262,520	6,573,945

			Consolidated
			12/31/2018										09/30/2019
	Maturity	Effective interest rate	Current	Noncurrent	Total	Funding	Unrealized gain and loss from ESN (*)	Payments	Interest	Interest paid	Exchange variation	Amortization	Current	Noncurrent	Total
In R$:
Debentures VII	09/2021	120% of DI rate	288,991	577,981	866,972	-	-	(295,834)	43,760	(43,761)	-	5,600	290,857	285,880	576,736

In US$:
Import financing	06/2020	5.65% p.a.	503,869	-	503,869	130,788	-	(27,398)	24,689	(23,947)	45,823	-	653,824	-	653,824
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	56,850	(76,612)	88,285	6,860	1,247,834	-	1,247,834
Credit Line - Engine Maintenance	06/2021	2.87% p.a.	173,422	189,888	363,310	178,926	-	(184,353)	10,638	(11,532)	24,080	6,622	192,232	195,459	387,691
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	20,683	(28,013)	19,755	875	5,290	323,535	328,825
ESN (*)	07/2024	3.75% p.a.	-	-	-	1,637,579	(151,169)	-	59,803	(14,748)	145,777	2,567	13,827	1,665,982	1,679,809
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	131,558	(166,894)	180,101	6,417	31,234	2,632,098	2,663,332
Loan with guarantee of engines	12/2026	6.50% p.a.	13,051	120,557	133,608	56,452	-	(12,508)	8,662	(8,657)	15,431	108	32,623	160,473	193,096
Perpetual Notes	-	8.75% p.a.	12,320	513,282	525,602	-	-	-	34,000	(32,956)	38,240	-	13,240	551,646	564,887
Total			1,103,206	5,340,601	6,443,807	2,003,745	(151,169)	(570,413)	390,643	(407,120)	557,493	29,049	2,480,961	5,815,073	8,296,034

(*) Exchangeable Senior Notes

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The terms of the short and long-term debt contracted up to December 31, 2018 by the Company and its subsidiaries were disclosed in detail in the financial statements for the year ended December 31, 2018 and have not been affected by contractual alterations during the nine-month period ended on September 30, 2019.

Total debt included issuance costs of R$153,981 as of September 30, 2019 (R$83,684 as of December 31, 2018), which are amortized over the term of the related debt.

18.1.New funding during the nine-month period ended September 30, 2019

18.1.1.     Exchangeable Senior Notes (“ESN”)

The Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“ESN”), maturing in 2024, which will bear interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

Holders of the securities will be entitled to exchange their securities in American Depositary Shares (“ADSs”) (each representing two GLAI preferred shares. The initial exchange rate of the Notes is 49.3827 ADSs per US$1 thousand of the Notes principal amount (equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS). The securities exchange rate is subject to adjustments on the occurrence of certain events.

Settlement of the ESN may be made in cash, ADSs or through a combination of both.

Funding under this operation for the nine-month period ended September 30, 2019 is as follows:

	Amount in US$ thousand
Data	Nominal issue	Premium	Cost assigned to the debt component	Cost assigned to the derivative component	Capped Call	Net Funding
March 26, 2019	300,000	-	(12,179)	(6,533)	(26,190)	255,098
April 17, 2019	45,000	-	(3,862)	(1,463)	(3,929)	35,746
July 17, 2019	80,000	16,000	(2,123)	(2,247)	(9,680)	81,950
	425,000	16,000	(18,164)	(10,243)	(39,799)	372,794

	Amount in R$
Data	Nominal issue	Goodwill	Cost assigned to the debt component	Cost assigned to the derivative component	Capped Call	Net Funding
March 26, 2019	1,169,010	-	(47,067)	(25,248)	(101,214)	995,481
April 17, 2019	177,539	-	(15,205)	(5,760)	(15,499)	141,075
July 17, 2019	301,192	60,194	(7,987)	(8,453)	(36,444)	308,502
	1,647,741	16,194	(70,259)	(39,461)	(153,157)	1,445,058

In addition, in connection with the pricing of the Notes, the issuer entered into cash-settled private capped call transactions with certain of the initial purchasers of the Notes subscribers and/or other financial institutions ("counterparties"), which are generally expected to reduce the potential dilution of GLAI's preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being limited by the cap. The strike price initially corresponds to the exchange price of the Notes and is subject to anti-dilution adjustments substantially similar to those of the Nots and the maximum capped call price is approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The capped call is recorded under “Derivatives”. For further information, see Note 34.3.4.

As of September 30, 2019, the component corresponding to the option to convert securities to market value corresponds to R$525,669 and is presented together with the ESN balance, see Note 34.2.

The Company will use the proceeds from the issue of the Notes to pay the transaction costs associated with the issue, including costs related to derivatives, and to finance its operations.

18.1.2.     Import financing

During the nine-month period ended September 30, 2019, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal amount		Interest
date	(US$ thousand)	(R$ thousand)	rate (p.a.)
New issuances
January 24, 2019	6,454	24,409	6.57%
February 4, 2019	5,924	21,777	6.52%
February 21, 2019	7,069	26,576	6.46%
April 18, 2019	7,045	27,737	4.98%
July 5, 2019	4,334	16,560	5.93%
August 20, 2019	3,396	13,729	4.37%
	34,222	130,788

18.1.3.     Credit Line - Engine Maintenance

During the nine-month period ended September 30, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The funding operations are as follows:

Transaction	Principal amount		Insurance costs		Interest
date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)
February 15, 2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.
May 10, 2019	10,219	40,444	289	1,143	Libor 3m+0.70% p.a.
August 30, 2019	25,722	106,659	922	3,818	Libor 3m+0.60% p.a.
	46,160	185,072	1,530	6,146

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.1.4.     Loan with guarantee of engines

In the nine-month period ended September 30, 2019, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal		Costs		Interest
date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)
January 22, 2019	11,700	43,129	154	580	Libor 3m+0.75% p.a.
April 24, 2019	1,161	4,603	-	-	Libor 1m+3.25% p.a.
June 13, 2019	1,161	4,463	-	-	Libor 1m+3.25% p.a.
September 30, 2019	1,161	4,837	-	-	Libor 1m+3.25% p.a.
	15,183	57,032	154	580

18.1.5.     Loan and financing - noncurrent

On September 30, 2019, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2020	2021	2022	2023	2023 onwards	Without maturity date	Total
Parent Company
In US$:
Senior Notes IV	-	-	323,535	-	-	-	323,535
ESN	-	-	-	-	1,665,982	-	1,665,982
Senior Notes VIII	-	-	-	-	2,632,098		2,632,098
Perpetual Notes	-	-	-	-	-	640,905	640,905
Total	-	-	323,535	-	4,298,080	640,905	5,262,520

Consolidated
In R$:
Debentures VII	-	285,880	-	-	-		285,880
In US$:
Credit Line - Engine Maintenance	29,198	166,261	-	-	-	-	195,459
Senior Notes IV	-	-	323,535	-	-	-	323,535
ESN	-	-	-	-	1,665,982	-	1,665,982
Senior Notes VIII	-	-	-	-	2,632,098	-	2,632,098
Loan with guarantee of engines	4,633	18,988	19,687	20,427	96,738		160,473
Perpetual Notes	-	-	-	-	-	551,646	551,646
Total	33,831	471,129	343,222	20,427	4,394,818	551,646	5,815,073

The fair value of debt as of September 30, 2019 is as follows:

	Parent Company		Consolidated
	Accounting (c)	Fair value	Accounting (c)	Fair value
Senior Notes and Perpetual Notes	3,646,302	3.648.051	3,557,044	3,651,794
Term Loan	1,247,834	1,255,994	1,247,834	1,255,994
ESN	1,679,809	1,898,496	1,679,809	1,898,496
Debentures	-	-	576,736	591,666
Other	-	-	1,234,611	1,234,611
Total	6,573,945	6,802,541	8,296,034	8,542,561

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.2.Covenants

As of September 30, 2019, long-term debt (excluding perpetual notes and exchangeable senior notes) that amounted to R$3,597,445 (R$4,827,319 as of December 31, 2018) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of September 30, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan and of the Debentures and has met the minimum required levels and, therefore, is complying with the restrictive clauses. The next measurement will take place at the end of the current year.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.  Leases

			Consolidated
		12/31/2018													09/30/2019
	Weighted average rate (p.a.)	Current	Noncurrent	Total	IFRS Adoption 16 (1)	Additions	Write-offs	Contractual Amendment	Payments	Payment (escrow deposit)	Payment (maintenance reserve)	Provision for interest	Interest payment	Exchange variation	Current	Noncurrent	Total
In R$:
Right of use leases without purchase option	12.92%	-	-	-	49,975	2,925	-	-	(12,839)	-	-	6,718	-	(963)	20,017	25,799	45,816
Total		-	-	-	49,975	2,925	-	-	(12,839)	-	-	6,718	-	(963)	20,017	25,799	45,816

In US$:
Right of use leases with purchase option	3.72%	120,118	520,542	640,660	-	-	-	-	(83,511)	-	-	17,442	(17,651)	40,891	132,161	465,670	597,831
Right of use leases without purchase option	8.55%	-	-	-	5,540,621	627,931	(6,782)	(262,569)	(1,079,062)	(476)	(4,888)	353,163	-	406,469	1,178,148	4,396,259	5,574,407
Right of use leases (2)	-	135,799	135,686	271,485	(219,728)	-	-	-	(48,273)	-	-	-	(3,484)	-	-	-	-
Total		255,917	656,228	912,145	5,320,893	627,931	(6,782)	(262,569)	(1,210,846)	(476)	(4,888)	370,605	(21,135)	447,360	1,310,309	4,861,929	6,172,238

Total leases		255,917	656,228	912,145	5,370,868	630,856	(6,782)	(262,569)	(1,223,685)	(476)	(4,888)	377,323	(21,135)	446,397	1,330,326	4,887,728	6,218,054

(1) Effect related to the adoption of CPC 06 (R2) – “Leases” (IFRS 16), as disclosed in Note 4.1.1.

(2) Refers to operating lease installments renegotiated during 2016.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The future payments of right of use lease agreements are detailed as follows:

	Without purchase option	With purchase option
	09/30/2019	09/30/2019	12/31/2018
2019	442,284	38,281	140,307
2020	1,547,870	153,330	140,080
2021	1,303,241	153,840	139,852
2022	1,098,704	213,123	139,624
2023	874,215	75,465	69,985
Thereafter	1,940,815	17,388	65,776
Total minimum lease payments	7,207,129	651,427	695,624
Less total interest	(1,586,906)	(53,596)	(54,964)
Present value of minimum lease payments	5,620,223	597,831	640,660
Less current portion	(1,198,165)	(132,161)	(120,118)
Noncurrent portion	4,422,058	465,670	520,542

19.1.Sale-leaseback transactions

In the nine-month period ended September 30, 2019, the Company recorded a net gain of R$7,924 in the consolidated arising from one aircraft sale-leaseback transaction recorded under “Sale-leaseback transactions” (note 30).

20.  Suppliers

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018

Local currency	1,443	888	892,131	826,641
Foreign currency	25,150	9,877	427,932	697,311
Total	26,593	10,765	1,320,063	1,523,952

Current	26,593	10,765	1,294,680	1,403,815
Noncurrent	-	-	25,383	120,137

As of September 30, 2019, the balance to be paid to related parties recorded in the consolidated caption “Suppliers” was R$1,447 (R$1,107 as of December 31, 2018), and refers substantially to transactions with Viação Piracicabana Ltda.

21.  Suppliers - Forfaiting

The Company has arrangement in place that allow suppliers to receive their payments in advance. This type of operation does not change the original commercial conditions between the Company and its suppliers. As of September 30, 2019, the amount recorded under current liabilities of the consolidated from forfaiting operations totaled R$559,503 (R$365,696 as of December 31, 2018).

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.  Taxes payable

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
PIS and COFINS	201	947	39,721	43,237
Installment payments - PRT and PERT	-	15,588	2,319	23,858
Withholding income tax on salaries	103	133	30,468	34,883
ICMS	-	-	329	46,952
IRPJ and CSLL payable	-	-	17,336	8,991
Other	84	70	11,195	8,440
Total	388	16,738	101,368	166,361

Current	388	8,944	101,222	111,702
Noncurrent	-	7,794	146	54,659

23.  Advance from ticket sales

As of September 30, 2019, the balance of Advance from ticket sales classified in current liabilities was R$1,985,550 (R$1,673,987 as of December 31, 2018) and is represented by 6,294,192 tickets sold and not yet used (5,804,941 as of December 31, 2018) with an average use of 62 days (57 days as of December 31, 2018).

24.  Provisions

	Consolidated
	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2018	652,134	247,460	899,594
Additional provisions recognized	269,434	145,288	414,722
Utilized provisions	(106,391)	(102,511)	(208,902)
Foreign exchange rate variation, net	53,187	(354)	52,833
Balances of September 30, 2019	868,364	289,883	1,158,247

As of December 31, 2018
Current	70,396	-	70,396
Noncurrent	581,738	247,460	829,198
Total	652,134	247,460	899,594

On September 30, 2019
Current	317,690	-	317,690
Noncurrent	550,674	289,883	840,557
Total	868,364	289,883	1,158,247

(a) The additions of provisions for aircraft and engine return include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

The increase in the provision for aircraft return balance was a result of the Company’s decision to return three aircraft early, which were originally scheduled to be returned in 2023, 2024 and 2025.

24.1.Provision for legal proceedings

As of September 30, 2019, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details of the relevant lawsuits were disclosed in the financial statements for the year ended December 31, 2018.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with CPC 25 – “Provisions, Contingent Liabilities and Contingent Assets”, equivalent to IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings. The breakdown of the proceedings with probable and possible losses is presented below:

	Consolidated
	Probable loss		Possible loss
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Civil	80,387	64,005	38,042	36,320
Labor	207,113	181,556	223,177	183,506
Taxes	2,383	1,899	575,886	548,136
Total	289,883	247,460	837,105	767,962

25.  Equity

25.1. Capital stock

As of September 30, 2019, the Company’s capital stock was R$3,103,631 and represented by 3,131,973,351 shares, comprised by 2,863,682,710 common shares and 268,290,641 preferred shares. The Company’s shares are held as follows:

	09/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.02%	100.00%	-	23.42%
Mobi FIA	-	37.62%	28.96%	-	48.85%	37.41%
Delta Air Lines, Inc.	-	12.03%	9.26%	-	12.29%	9.41%
AirFrance - KLM	-	1.55%	1.19%	-	1.58%	1.21%
Other	-	1.13%	0.87%	-	1.03%	0.79%
Free float	-	47.67%	36.70%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on September 30, 2019 was R$6.0 billion.

In the period ended September 30, 2019, the Company’s Board of Directors approved capital increases through the exercise of stock options: (i) on February 27, 2019, in the amount of R$4,589, through the subscription of 521,528 preferred shares; (ii) on April 26, 2019, in the amount of R$512, through the subscription of 140,896 preferred shares; and (iii) July 31, 2019, totaling R$300 through the subscription of 84,477 preferred shares.

As of September 30, 2019 and December 31, 2018, the balance of share issuance costs was R$42,290.

During the nine-month period ended September 30, 2019, the Board of Directors approved issuing shares totaling R$2,818 as a result of stock options exercises. At September 30, 2019, the Company had a balance of R$28,343 related to the subscription of 5,286,408 stock options.

On July 31, 2019, the shareholders approved the Share Buyback Program, through which the Company may acquire up to 3,000,000 preferred shares within one year.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.  Earnings (loss) per share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	Three-month period ended
	09/30/2019			09/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(56,482)	(185,570)	(242,052)	(96,013)	(313,228)	(409,241)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	151,165		2,863,683	266,925
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	151,165		2,863,683	266,925

Basic losses per share	(0.020)	(1.228)		(0.034)	(1.173)
Diluted losses per share	(0.020)	(1.228)		(0.034)	(1.173)

	Parent Company and Consolidated
	Nine-month period ended
	09/30/2019			09/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(109,436)	(359,546)	(468,982)	(373,024)	(1,214,728)	(1,587,752)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	268,814		2,863,683	266,440
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	268,814		2,863,683	266,440

Basic losses per share	(0.038)	(1.338)		(0.130)	(4.559)
Diluted losses per share	(0.038)	(1.338)		(0.130)	(4.559)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to losses recorded in the three- and nine-month periods ended September 30, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.  Share-based payments

The conditions of the restricted share and share-based payment plans granted to the Company’s Executive Officers were disclosed in detail in the financial statements for the year ended December 31, 2018, and did not change during the period ended September 30, 2019.

The movement of the stock options outstanding for in the period ended September 30, 2019 is as follows:

27.1.Share-based payment plan - GLAI

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	7,820,512	9.19
Conversion of restricted stock to call options	4,355,123	2.62
Options exercised	(5,570,751)	5.25
Options canceled and adjustments in estimated prescribed rights	(151,368)	25.58
Options outstanding as of September 30, 2019	6,453,516	8.83

On August 21, 2019, through an extraordinary shareholders’ meeting, the shareholders approved the conversion of the restricted stock grant, held in 2016, into preferred stock options.

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
September 30, 2019	6,220,267	8.51

27.2.Restricted share plan - GLAI

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Conversion of restricted shares to call options	(3,372,183)
Restricted shares transferred	(265,532)
Restricted shares cancelled and adjustments in estimated expired rights	379,576
Transferable Shares as of September 30, 2019	1,607,602

27.3. Stock option plan – Smiles Fidelidade

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	1,077,053	50.16
Adjustments in estimated prescribed rights	48,947	26.21
Options exercised	(151,000)	5.58
Options outstanding as of September 30, 2019	975,000	49.09

During the nine-month period ended September 30, 2019, the subsidiary Smiles recognized R$2,357 in shareholders’ equity regarding the stock-based compensation with a corresponding expense in the statement of operations in the caption as personnel expenses (R$678 for the period ended September 30, 2018).

In addition, management and employees are granted additional bonuses settled in cash referenced to Company shares in order to strengthen their commitment to results and productivity. As of September 30, 2019, the balance of this obligation totaled R$3,425 (R$6,899 as of December 31, 2018) recorded under “Salaries”, referenced to 90,440 equivalent shares of Smiles Fidelidade (111,272 as of December 31, 2018). The same amount was recorded under “Personnel” in the statement of operations (R$4,390 during the period ended September 30, 2018) related to these bonuses.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.  Transactions with related parties

28.1.Loan agreements - noncurrent assets

The parent company maintains assets from loan agreements with its subsidiary GLA without interest, as shown in the table below:

					Assets		Liabilities
Creditor	Debtor	Type of transaction	Maturity of the contracts	Interest rate (p.a.)	09/30/2019	12/31/2018	09/30/2019

GLAI	GLA	Loan	05/2020	6.50%	500,528	82,655	-
GAC	GLA	Loan	03/2025	0.0% (*)	1,052,146	232,488	-
Gol Finance	GLA	Loan	08/2025	5.10%	1,955,746	1,979,000	2
Total					3,508,420	2,294,143	2

(*) According to the local legislation, the Company applies symbolic interest rates.

The following table shows the balances between the Company and its subsidiaries that were eliminated in the consolidated:

					Balances
Creditor	Debtor	Type of transaction	Maturity of the contracts	Interest rate (p.a.)	09/30/2019	12/31/2018
Gol Finance	GLAI	Subscription Bonus (*)	07/2024	-	602,350	-
Gol Finance Inc.	GAC	Loan	01/2023	9.83%	1,285,357	1,128,845
Gol Finance	GAC	Loan	03/2025	8.64%	1,080,021	596,204
Gol Finance	Gol Finance Inc.	Loan	01/2020	9.83%	752,703	887,395
Gol Finance Inc.	Gol Finance	Loan	07/2020	11.70%	246,876	250,950
Smiles Fidelidade	GLA	Advance ticket purchases	12/2032	8.97%	1,015,914	5,439
Smiles Fidelidade	GLA	Miles sold	12/2032	-	20,174	38,144
Smiles Fidelidade	GLA	Management fees	12/2032	-	451	856
Smiles Fidelidade	GLA	Letter of indemnity agreement	-	-	-	1,296,077
Smiles Fidelidade	GLA	Shared services	12/2032	-	6,291	24,035
Smiles Fidelidade / Smiles Viagens	GLA	Transfer - GLA	12/2032	-	25,545	803
Smiles Fidelidade	GLA	Share-based payments	-	-	856	10,559
Smiles Fidelidade	Netpoints	Miles converted	-	-	-	48
Total					4,434,188	4,239,355

(*) The subsidiary Gol Finance, through Gol Equity Finance, acquired the subscription bonus issued by the Company under the Exchangeable Senior Notes, detailed in note 18.1.1.

28.2.Transportation and consulting services

In the course of its operations, the Company, through its subsidiaries, hires and is hired by related parties, namely: Viação Piracicabana Ltda., Mobitrans Administração e Participações S.A., Expresso Caxiense S.A, Aller Participações and Limmat Participações S.A. The nature of the contracted services is detailed in the annual financial statements for the year ended December 31, 2018.

In the period ended September 30, 2019, subsidiary GLA recognized a total expense related to these services of R$7,450 (R$9,358 for the period ended September 30, 2018). As of September 30, 2019, the balance to be paid to related companies recorded under trade payables was R$1,447 (R$1,107 as of December 31, 2018), and refers substantially to transactions with Viação Piracicabana Ltda.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.3.Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marron S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

28.4.Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments of twenty dollars (US$20) per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3 million. As of September 30, 2019, the outstanding balance was R$3,358 (R$4,741 as of December 31, 2018) recorded under “Advances from customers”.

28.5.Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. In the period ended September 30, 2019, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$312,439 (R$242,964 as of September 30, 2018). As of September 30, 2019, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$140,343 (R$211,087 as of December 31, 2018).

28.6.Handling agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines for handling services in the Miami and Orlando airports. These agreements expire on November 3, 2021.

During the period ended September 30, 2019, expenses related to this agreement came to R$8,351, which was recorded under “Services amounted”. As of September 30, 2019, there is no outstanding balance recorded under “Suppliers” with Delta Air Lines.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.7.Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines. For additional information, see Note 18.

28.8.Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for inclusion of maintenance services. In the period ended September 30, 2019, expenses incurred for components maintenance services provided by AirFrance-KLM amounted to R$59,961 (R$128,569 as of September 30, 2018). As of September 30, 2019, the Company had no deferred revenue recorded as “other liabilities” (R$8,565 as of December 31, 2018) and had R$111,033 recorded under “Suppliers” in current liabilities (R$170,673 as of December 31, 2018).

28.9.Remuneration of key management personnel

	Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Salaries and benefits (*)	5,875	18,206	42,868	51,912
Related taxes and charges	4,652	4,646	11,671	9,233
Share-based payments	2,064	2,560	6,912	7,434
Total	12,591	25,412	61,451	68,579

(*) Includes the Board of Directors’, Fiscal Council’s and Audit Committee’s compensation.

29.  Revenue

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Passenger transportation (*)	3,614,577	2,835,926	9,800,275	8,015,475
Cargo	104,600	99,696	298,501	292,140
Mileage revenue	118,186	110,871	328,352	321,428
Other revenue	28,114	18,133	81,331	66,545
Gross revenue	3,865,477	3,064,626	10,508,459	8,695,588

Related tax	(155,540)	(172,235)	(447,098)	(485,102)
Net revenue	3,709,937	2,892,391	10,061,361	8,210,486

(*) Of the total amount, the amounts of R$138,907 and R$402,505 for the three-month and nine-month periods ended September 30, 2019 (R$110,670 and R$343,645 for the three-month and nine-month periods ended September 30, 2018) respectively, are comprised of revenue from no-show passengers, rebooking and ticket cancellation.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Nine-month period ended
	09/30/2019%		09/30/2018%		09/30/2019%		09/30/2018%

Domestic	3,187,580	85.9	2,517,673	87.0	8,635,771	85.8	6,922,373	84.3
International	522,357	14.1	374,718	13.0	1,425,590	14.2	1,288,113	15.7
Net revenue	3,709,937	100.0	2,892,391	100.0	10,061,361	100.0	8,210,486	100.0

30.  Operating costs, selling and administrative expenses

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Administrative expenses
Personnel	(1,110)	(657)	(3,247)	(2,657)
Services provided	(10,971)	(9,411)	(23,269)	(11,284)
Other administrative expenses	(12,941)	-	(15,926)	-
Other administrative income	(2,262)	-	8,426	-
Total administrative expenses	(27,284)	(10,068)	(34,016)	(13,941)

Other operating (expenses) income
Other operating expenses	-	537	-	(1,430)
Sale-leaseback transactions	-	83,089	7,413	218,332
Other operating income	25,780	2	28,178	5,048
Other operating income, net	25,780	83,628	35,591	221,950

Total operating income (expenses)	(1,504)	73,560	1,575	208,009

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Three-month period ended	Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Cost of services provided
Salaries (a)	(412,501)	(299,490)	(1,216,443)	(904,414)
Aircraft fuel	(1,066,603)	(1,063,238)	(3,038,027)	(2,740,143)
Aircraft rent	-	(296,622)	-	(800,979)
Maintenance, material and repairs	(91,497)	(89,648)	(412,253)	(288,754)
Passenger costs	(156,999)	(122,429)	(442,305)	(346,029)
Services provided	(38,100)	(38,808)	(110,792)	(113,959)
Landing fees	(223,610)	(186,566)	(604,747)	(542,128)
Depreciation and amortization	(444,417)	(167,961)	(1,239,971)	(472,424)
Other operating costs	(113,107)	(72,440)	(247,162)	(216,620)
Total cost of services provided	(2,546,834)	(2,337,202)	(7,311,700)	(6,425,450)

Selling expenses
Salaries (a)	(8,818)	(7,204)	(27,240)	(24,986)
Services provided	(44,633)	(29,079)	(120,574)	(88,376)
Sales and marketing	(179,644)	(148,254)	(495,554)	(428,207)
Other selling expenses	(14,397)	(5,929)	(26,044)	(16,246)
Total selling expenses	(247,492)	(190,466)	(669,412)	(557,815)

Administrative expenses
Salaries (a)	(199,155)	(180,069)	(470,380)	(451,708)
Services provided	(117,612)	(97,138)	(292,702)	(237,239)
Depreciation and amortization	(4,218)	(6,239)	(29,467)	(17,424)
Administrative and Other	(162,489)	(103,239)	(210,919)	(171,955)
Other administrative income	152,659	98,865	190,937	98,865
Total administrative expenses	(330,815)	(287,820)	(812,531)	(779,461)

Other operating income
Sale-leaseback transactions (b)	-	103,395	7,924	279,481
Others (c)	28,178	-	162,341	-
Total other operating income, net	28,178	103,395	170,265	279,481

Total	(3,096,963)	(2,712,093)	(8,623,378)	(7,483,245)

(a)    The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors and the Fiscal Council in the "Salaries" line item. The increase in this item is due to the end of the Payroll Tax Exemption Program, in addition to collective bargaining agreements.

(b)    During the period ended September 30, 2019, the Company recorded a net gain of R$7,924 related to the sale-leaseback transaction of 1 aircraft (In the period ended September 30, 2018, the Company recorded a net gain of R$279,481 arising from sale-leaseback operations of 8 aircraft traded in the period, together with deferred gains of R$696 arising from such operations, and losses of R$1,919 related to the deferral of aircraft traded from 2006 to 2009). (note 19.1)

(c)     The amount is related to the remeasurement of the lease liability due to the early return of 3 aircraft in the period ended September 30, 2019.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

31.  Financial income (expenses)

	Parent Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018

Financial income
Gain on derivatives	-	-	-	-	9,251	6,001	49,368	8,567
Derivative gains - capped call	117,094	-	-	-	117,094	-	-	-
Gains from financial investments	8,767	8,548	20,542	30,220	66,665	87,995	196,797	170,934
Inflation indexation	598	400	1,784	1,752	4,990	56,040	37,339	61,545
(-) Taxes on financial income (a)	(607)	(723)	(1,904)	(3,312)	(5,666)	(11,349)	(18,697)	(25,605)
Interest income	28,817	30,437	75,963	63,497	-	8,102	-	8,102
Other	2,925	173	3,245	173	8,324	5,885	18,158	12,949
Total financial income	157,594	38,835	99,630	92,330	200,658	152,674	282,965	236,492

Financial expenses
Loss with derivatives	-	-	-	-	(48,017)	(697)	(94,997)	(9,986)
Derivative losses - capped call	-	-	(41,582)	-	-	-	(41,582)	-
Unrealized Loss - Conversion Right	200,701	-	134,079	-	200,701	-	134,079	-
Interest on short and long-term debt and others - ESN	(115,767)	(98,993)	(319,118)	(254,235)	(203,786)	(184,713)	(571,587)	(523,408)
Bank charges and expenses	(15,023)	(14,990)	(21,781)	(21,902)	(26,988)	(29,217)	(53,256)	(54,287)
Exchange offer costs	-	-	-	(54,105)	-	-	-	(54,104)
Losses from financial investments	-	-	-	-	(23,974)	(55,435)	(104,994)	(69,805)
Interest on leases (b)	-	-	-	-	(121,496)	-	(359,881)	-
Other	(15,120)	(2,887)	(54,770)	(13,332)	(38,926)	(25,154)	(119,070)	(79,033)
Total financial expenses	54,791	(116,870)	(303,172)	(343,574)	(262,486)	(295,216)	(1,211,288)	(790,623)

Foreign exchange rate variation, net	(210,906)	(100,993)	(178,244)	(504,264)	(728,623)	(243,345)	(681,327)	(1,310,862)

Total	1,479	(179,028)	(381,786)	(755,508)	(790,451)	(385,887)	(1,609,650)	(1,864,993)

(a)   Relates to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)  Amount related to present value adjustments of the right of use from the initial adoption of CPC 06 (R2). For further information, see Note 4.1.1.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

32.  Segments

The information below presents the summarized financial position of the reportable operating segments as of September 30, 2019 and December 31, 2018:

32.1.Assets and liabilities of the operating segments

	09/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,371,500	2,557,841	5,929,341	(1,041,438)	4,887,903
Noncurrent	10,289,743	72,509	10,362,252	(445,965)	9,916,287
Total assets	13,661,243	2,630,350	16,291,593	(1,487,403)	14,804,190

Liabilities
Current	10,056,067	1,136,969	11,193,036	(863,176)	10,329,860
Noncurrent	11,742,109	331,449	12,073,558	(12,881)	12,060,677
Total equity (deficit)	(8,136,933)	1,161,932	(6,975,001)	(611,346)	(7,586,347)
Total liabilities and equity (deficit)	13,661,243	2,630,350	16,291,593	(1,487,403)	14,804,190

	12/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

32.2. Results of the operating segments

	Nine-month period ended 09/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
					.
Net revenue
Passenger (a)	9,137,160	-	9,137,160	356,028	9,493,188
Cargo and other (a)	314,440	-	314,440	(9,702)	304,738
Mileage revenue (a)	-	794,707	794,707	(531,272)	263,435
Cost of services provided (b)	(7,275,203)	(57,036)	(7,332,239)	24,543	(7,311,700)
Gross profit	2,176,397	737,671	2,914,068	(160,403)	2,749,661

Operating income (expenses)
Selling expenses	(716,881)	(93,667)	(810,548)	141,136	(669,412)
Administrative expenses (c)	(677,677)	(102,170)	(779,847)	(36,784)	(1,812,531)
Other operating income, net	170,265	915	171,180	(915)	170,265
Total operating expenses	(1,224,293)	(194,922)	(1,419,215)	103,537	(1,311,678)

Equity results	201,342	(2,086)	199,256	(199,177)	79

Operating result before financial result, net and income taxes	1,153,446	540,663	1,694,109	(256,047)	1,438,062

Financial income (expenses)
Financial income	243,422	97,623	341,045	(58,080)	282,965
Financial expenses	(1,266,719)	(2,649)	(1,269,368)	58,080	(1,211,288)
Foreign exchange rate variation, net	(684,243)	(451)	(684,694)	3,367	(681,327)
Total financial result	(1,707,540)	94,523	(1,613,017)	3,367	(1,609,650)

Income (loss) before income taxes	(554,094)	635,186	81,092	(252,680)	(171,588)

Income and social contribution taxes	85,112	(187,997)	(102,885)	17,735	(85,150)
Net income (loss) for the period	(468,982)	447,189	(21,793)	(234,945)	(256,738)

Net income attributable to equity holders of the parent	(468,982)	234,945	(233,037)	(234,945)	(468,982)
Participation of Non-controlling interests	-	212,244	212,244	-	212,244

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Nine-month period ended 09/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	7,343,669	-	7,343,669	304,611	7,648,280
Cargo and other (a)	307,500	-	307,500	(10,998)	296,502
Mileage revenue (a)	-	708,556	708,556	(442,852)	265,704
Cost of services provided (b)	(6,379,568)	(41,986)	(6,421,554)	(3,896)	(6,425,450)
Gross profit	1,271,601	666,570	1,938,171	(153,135)	1,785,036

Operating income (expenses)
Selling expenses	(593,834)	(84,828)	(678,662)	120,847	(557,815)
Administrative expenses (c)	(738,207)	(78,285)	(816,492)	37,031	(779,461)
Other operating income, net	279,481	38,106	317,587	(38,106)	279,481
Total operating expenses	(1,052,560)	(125,007)	(1,177,567)	119,772	(1,057,795)

Equity results	231,834	-	231,834	(231,474)	360

Operating result before financial result, net and income taxes	450,875	541,563	992,438	(264,837)	727,601

Financial income (expenses)
Financial income	153,429	179,179	332,608	(96,116)	236,492
Financial expenses	(885,443)	(1,296)	(886,739)	96,116	(790,623)
Foreign exchange rate variation, net	(1,312,697)	1,835	(1,310,862)	-	(1,310,862)
Total financial result	(2,044,711)	179,718	(1,864,993)	-	(1,864,993)

Income (loss) before income taxes	(1,593,836)	721,281	(872,555)	(264,837)	(1,137,392)

Income and social contribution taxes	6,084	(240,004)	(233,920)	11,344	(222,576)
Net income (loss) for the period	(1,587,752)	481,277	(1,106,475)	(253,493)	(1,359,968)

Net income attributable to equity holders of the parent	(1,587,752)	253,493	(1,334,259)	(253,493)	(1,587,752)
Net income attributable to non-controlling interests of Smiles	-	227,784	227,784	-	227,784

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization charges totaling R$1,239,971 for the period ended September 30, 2019 allocated to the following segments: R$1,224,064 for air transportation and R$15,907 for the Smiles loyalty program (R$461,740 and R$10,684 for the period ended September 30, 2018, respectively).

(c)   Includes depreciation and amortization charges totaling R$29,467 for the period ended September 30, 2019 allocated to the following segments: R$27,011 for air transportation and R$2,456 for the Smiles loyalty program (R$15,384 and R$2,040 for the period ended September 30, 2018, respectively).

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

33.  Commitments

As of September 30, 2019, the Company had 129 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$67,961,829 (US$16,3 million), segregated as follows:

	Consolidated
	09/30/2019	12/312018
2020	-	1,791,661
2021	7,349,741	5,046,966
2022	8,472,468	7,883,277
2023	9,421,343	8,766,165
2024	9,558,506	8,893,790
Thereafter	33,159,771	30,853,780
Total	67,961,829	63,235,639

34.  Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using swaps, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The description on how the Company conducts its risk management was detailed and widely presented in the financial statements for the year ended December 31, 2018, and there have been no changes since then.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.1.         Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments for the nine-month period ended 09/30/2019 and December 31, 2018 are as follows:

	Parent Company				Consolidated
	Measured at fair value through profit or loss		Amortized cost (d)		Measured at fair value through profit or loss		Amortized Cost (d)
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Cash and cash equivalents (a)	-	2,217	962,347	280,248	-	307,538	1,259,465	518,649
Short-term investments (a)	-	92,015	-	-	973,211	478,364	-	-
Restricted cash	42,138	39,784	-	-	623,939	822,132	-	-
Derivatives assets	128,506	-	-	-	128,506	-	-	-
Trade receivables	-	-	-	-	-	-	1,177,986	853,328
Deposits (b)	-	-	52,749	49,081	-	-	1,103,465	885,804
Advance to suppliers and third parties	-	-	166,576		-	-	340,981	68,394
Related parties	-	-	3,508,420	2,294,143	-	-	-	-
Other assets	-	-	5,459	425,913	-	-	154,438	410,234

Liabilities
Debt (c)	525,669	-	6,048,276	4,659,102	525,669	-	7,770,365	6,443,807
Advances from customers	-	-	-	-	-	-	14,540	169,967
Suppliers	-	-	26,593	10,765	-	-	1,320,063	1,523,952
Suppliers - Forfaiting	-	-	-	-	-	-	559,503	365,696
Derivatives	-	-	-	-	239,370	409,662	-	-
Leases	-	-	-	-	-	-	6,218,054	912,145
Other liabilities	-	-	24,504	35,642	-	-	60,816	147,239

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 14.

(c)     The amount as of September 30, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes. For further information, see Note 18.1.1.

(d)    Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 18. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the period ended September 30, 2019, there was no change on the classification between categories of the financial instruments.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.2.         Derivative and non-derivative financial instruments

	Derivatives					Non derivative
	Fuel	Interest rate risk	Foreign currency risk	Capped Call	ESN (**)	Revenue Hedge	Total
Fair value variations:
Derivative rights (obligations) as of December 31, 2018	(363,268)	(46,394)	-	-	-	-	(409,662)
Gains (losses) recognized in profit or loss	-	-	1,793	(41,582)	134,079	-	94,290
Gains (losses) recognized as exchange variation	-	-	-	17,050	(60,891)	-	(43,841)
Gains (losses) recognized in other comprehensive income (loss)	106,271	(205,384)	-	-	-	-	(99,113)
Settlements (payments received) during the period	17,627	251,778	(1,793)	153,038	(598,857)	-	(178,207)
Derivative assets (liabilities) at September 30, 2019	(239,370)	-	-	128,506	(525,669)	-	(636,533)

Changes in other comprehensive income (loss)
Balances as of December 31, 2018	(378,702)	(121,320)	-	-	-	-	(500,022)
Fair value adjustments during the period	106,271	(205,384)	-	-	-	-	(99,113)
Adjustments of hedge accounting of Revenue	-	-	-	-	-	(301,924)	(301,924)
Net reversal to profit or loss	60,027	13,231	-	-	-	10,802	84,060
Balances of September 30, 2019	(212,404)	(313,473)	-	-	-	(291,122)	(816,999)

Effect on profit or loss	(60,027)	(13,231)	1,793	(24,532)	73,188	(10,802)	(33,611)

Classification of effects on income			09/30/2019
Net Revenue			(5,283)
Fuel			(18,624)
Lease			(7,213)
Unrealized losses with conversion right			134,079
Derivative losses - capped call			(41,582)
Derivative gains and losses			(45,629)
Foreign exchange rate variation, net			(49,359)
Total			(33,611)

(*) Classified as “Derivatives” rights or obligations, if assets or liabilities.

(**) Recorded under “Short and Long-term Debt” - funding.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of September 30, 2019, the Company adopts cash flow hedge for aeronautical fuel protection and future foreign currency revenues.

34.3.         Market risks

34.3.1.     Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of September 30, 2019, the Company held call options and WTI, Brent and Collar derivatives. In the period ended September 30, 2019, the Company recognized total losses of R$60,027 related to derivatives operations in the statement of operations (gains of R$53,417 in the period ended September 30, 2018).

In the periods ended September 30, 2019 and December 31, 2018, the Company held derivatives operations designated and not designated as “hedge accounting”.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.3.2.      Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the period ended September 30, 2019, the Company recognized total losses with interest hedging transactions in the amount of R$12,112 (loss of R$13,231 in the period ended September 30, 2018).

34.3.3.     Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the period ended September 30, 2019, the Company recognized a total gain with foreign exchange hedge operations in the amount of R$1,793 (there were no foreign exchange hedge operations in the period ended September 30, 2018).

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets
Cash, equivalents, short-term investments and restricted cash	5,493	373,431	289,774	963,973
Trade receivables	-	-	171,609	148,538
Deposits	52,749	-	1,103,465	885,804
Derivatives assets	128,506	-	128,506	-
Other assets	-	352,437	-	352,437
Total assets	186,748	725,868	1,693,354	2,350,752

Liabilities
Short and long-term debt	6,573,945	4,659,102	7,719,298	5,576,835
Leases	-	-	6,172,236	912,145
Foreign currency suppliers	25,150	10,378	427,932	903,287
Derivatives	-	-	239,370	409,662
Total liabilities	6,599,095	4,669,480	14,558,836	7,801,929

Exchange exposure	6,412,347	3,943,612	12,865,481	5,451,177

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	-	-	7,135,784
Future commitments resulting from firm aircraft orders	67,961,829	63,235,639	67,961,829	63,235,639
Total	67,961,829	63,235,639	67,961,829	70,371,423

Total foreign currency exposure - R$	74,374,176	67,179,251	80,827,310	75,822,600
Total foreign currency exposure - US$	17,859,518	17,337,476	19,409,113	19,568,133
Exchange rate (R$/US$)	4.1644	3.8748	4.1644	3.8748

(*) On January 1, 2019, as a result of the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s statement of financial position, as per Note 4.1.1, as well as the corresponding right of use associated with this obligation.

The company’s transactions in foreing currency are  mainly indexed to the U.S. dollar.

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.3.4.      Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, 2019, April 17, 2019 and July 17, 2019, as detailed in Note 18.1.1, contracted private derivative operations (“capped call”) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total capped call expense of R$41,582 for the nine-month period ended September 30, 2019.

34.4. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

34.4.1.     Liquidity risk

The contractual maturity schedules of financial liabilities that impact the Company’s liquidity are as follows:

Parent Company
	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	205,679	1,460,538	6,060,605	2,000,826	9,727,648
Suppliers	26,593	-	-	-	26,593
On September 30, 2019	232,272	1,460,538	6,060,605	2,000,826	9,791,472

Short and long-term debt	154,197	168,070	2,795,870	4,345,409	7,463,546
Suppliers	10,765	-	-	-	10,765
As of December 31, 2018	164,962	168,070	2,795,870	4,345,409	7,474,311

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	894,123	2,009,500	6,697,471	1,973,748	11,574,842
Leases	720,282	630,482	3,697,724	1,223,160	6,271,648
Suppliers	1,294,680	-	25,383	-	1,320,063
Suppliers - Forfaiting	559,503	-	-	-	559,503
Derivatives	193,081	-	46,289	-	239,370
On September 30, 2019	3,661,669	2,639,982	10,466,867	3,196,908	19,965,426

Short and long-term debt	901,588	438,386	3,692,463	4,394,544	9,426,981
Leases	227,985	227,879	1,452,842	8,965	1,917,671
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
As of December 31, 2018	2,994,835	765,958	5,479,660	4,403,509	13,643,962

34.5.Sensitivity analysis of financial instruments

34.5.1.     Foreign currency risk

As of September 30, 2019, the Company considered the closing exchange rate of R$4.1644/US$1.00 as the likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure as of September 30, 2019:

		Parent Company	Consolidated
	Exchange rate	Effect on profit or loss	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	4.1644	(6,412,347)	(12,865,480)
Dollar depreciation (-50%)	2.0822	3,206,174	6,432,740
Dollar depreciation (-25%)	3.1233	1,603,087	3,216,370
Dollar appreciation (+25%)	5.2055	(1,603,087)	(3,216,370)
Dollar appreciation (+50%)	6.2466	(3,206,174)	(6,432,740)

34.5.2.     Fuel risk

As of September 30, 2019, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 71% of 12-month consumption, protection equivalent to 49% of 24-month consumption and 44% for 27 months. The probable scenarios used by the Company are the market curves at the close of September 30, 2019, for derivatives that hedge the fuel price risk.

The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
Reference factor: WTI 51.86	US$/bbl (WTI)	R$ (000)
Decline in prices/barrel (-50%)	25.93	(1,260,871)
Decline in prices/barrel (-25%)	38.90	(728,472)
Increase in prices/barrel (+25%)	64.83	236,823
Increase in prices/barrel (+50%)	77.79	772,824

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

34.5.3.     Interest rate risk

As of September 30, 2019, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of September 30, 2019 (see Note 19) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)
Risk	Increase in the CDI rate	Decrease in the Libor rate
Reference rates	5.40%	2.09%
Exposure amount (probable scenario) (b)	(1,374,288)	379,607
Remote favorable scenario (-50%)	36,115	(4,042)
Possible favorable scenario (-25%)	18,057	(2,021)
Possible adverse scenario (+25%)	(18,057)	2,021
Remote adverse scenario (+50%)	(36,115)	4,042

(a)  Total invested and raised in the financial market at the CDI rate and Libor interest rate.

(b)  Book balances recorded as of September 30, 2019.

(c)  Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2019 and December 31, 2018:

	Parent Company
		09/30/2019		12/31/2018
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	158,460	158,460	-	-
Cash and cash equivalents	Level 2	-	-	2,217	2,217
Short-term investments	Level 2	-	-	92,015	92,015
Restricted cash	Level 2	42,138	42,138	39,784	39,784
Fair value adjustment of derivatives	Level 1	(525,669)	(525,669)	-	-

	Consolidated
		09/30/2019		12/31/2018
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	162,106	162,106	-	-
Cash and cash equivalents	Level 2	-	-	307,538	307,538
Short-term investments	Level 1	973,211	973,211	21,100	21,100
Short-term investments	Level 2	-	-	457,264	457,264
Restricted cash	Level 2	623,939	623,939	822,132	822,132
Derivatives assets	Level 2	135,000	135,000	-	-
Fair value adjustment of derivatives	Level 1	(525,669)	(525,669)	-	-
Derivatives liabilities	Level 1	(245,865)	(245,865)	(409,662)	(409,662)

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.  Liabilities from financing activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended September 30, 2019 and 2018 are as follows:

35.1. Parent Company

	09/30/2019
					Non-cash changes
	Opening balance	Cash flow	Interest paid	Capital increase	Exchange variations, net	Provision for interest and cost amortization	Unrealized hedge results	Other	Closing Balance
Short and long-term debt	4,659,102	1,587,259	(319,223)	-	472,992	324,984	(151,169)		6,573,945
Capital stock	3,055,940	2,583	-	2,818	-	-	-		3,061,341
Capital reserves	88,476	9,134	-	-	-	-	-		97,610
Shares to be issued	2,818	28,343	-	(2,818)	-	-	-		28,343

09/30/2018
				Non-cash changes
	Opening balance	Cash flow	Payments and loan costs	Sale of treasury shares	Exchange variations, net	Provision for Interests	Other	Closing Balance
Short and long-term debt	4,034,975	(150,037)	(274,086)	-	852,651	279,409	-	4,742,912
Treasury shares	(4,168)	(15,929)	-	19,971	-	-	-	(126)
Shares to be issued	-	167	-	-	-	-	-	167
Capital stock	3,082,802	9,770	-	-	-	-	-	3,092,572
Obligations to related parties	135,010	17,958	-	-	4,589	7,112	1,403	166,072

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

35.2. Consolidated

09/30/2019
						Non-cash changes
	Opening balance	Cash flow	Initial adoption adjustment – CPC 06 (R2)	Capital increase	Profit for the period	Provision Property, plant and equipment	Dividends and JSCP paid through subsidiary Smiles	Interest payments and loan costs	Gains on change in investment	Exchange variation net	Provision for Interests	Unrealized hedge results	Other	Closing balance
Short and long-term debt	6,443,807	1,302,545	-	-	-	130,787	-	(378,072)	-	557,493	390,643	(151,169)	-	8,296,034
Leases	912,145	(1,223,685)	5,370,868	-	-	630,858	-	(21,135)	-	446,397	377,323	-	(274,717)	6,218,054
Derivatives	409,662	-	-	-	-	-	-	-	-			153,615	(323,907)	239,370
Other liabilities	147,239	-	-	-	-	-	(66,015)	-	-	-	-	-	(20,409)	60,815
Capital stock	3,055,940	-	-	5,401	-	-	-	-	-	-	-	-	-	3,061,341
Capital reserves	88,476	9,134	-	-	-	-	-	-	-	-	-	-	-	97,610
Shares to be issued	2,818	28,343	-	(2,818)	-	-	-	-	-	-	-	-	-	28,343
Non-controlling interests	480,061	-	(256)	-	212,244	-	(143,136)	-	649	-	-	-	1,110	550,672

09/30/2018
							Non-cash changes
	Opening balance	Cash flow	Dividends accrued in the previous period	Income for the period	Interest payments and loan costs	Disposal of treasury shares	Share-based payments	Exchange variations, net	Provision for Interests	Other	Write-off of property, plant and equipment and intangible assets	Closing balance
Short and long-term debt	7,105,667	(201,128)	-	-	(384,605)	-	-	1,269,038	428,196	45,845	(258,769)	8,004,244
Treasury shares	(4,168)	(15,929)	-	-	-	19,971	-	-	-	-	-	(126)
Shares to be issued	-	167	-	-	-	-	-	-	-	-	-	167
Capital stock	3,082,802	9,770	-	-	-	-	-	-	-	-	-	3,092,572
Non-controlling interests	412,013	(218,618)	46,930	227,784	-	-	385	-	-	600	-	469,094

Notes to the interim financial information

September 30, 2019 (In thousands of Brazilian reais - R$, except when otherwise indicated)

36.  Non-cash transactions

	Consolidated
	09/30/2019	09/30/2018

Deposits in guarantee for lease agreements	(476)	-
Maintenance reserve	(4,888)	-
Right of use of flight equipment	630,858	-
Property, plant and equipment acquisition through financing	130,787	48,836

37.  Insurance

As of September 30, 2019, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of R$	In thousands of US$
GLA
Warranty - Hull/War	353,974	85,000
Civil liability per event/aircraft (a)	3,123,300	750,000
Inventories (local) (b)	1,041,100	250,000

Smiles
Rent Guarantee (Cond. Rio Negro - Alphaville)	1,238	-
D&O liability insurance	100,000	-
Fire (Property Insurance Cond. Rio Negro - Alphaville)	12,747	-

(a)   In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

38.  Subsequent events

38.1.Subscription Bonus

On October 3, 2019 ended the preemptive right period for shareholders to exercise the right to acquired subscription bonus issued by the Company's book-entry subscription bonus, all book-entry and in a single series, which was approved by the Company, all of them deed in single series, which was approved by the Company’s Board of Directors on August 26, 2019.

In total 8,032,400 bonus were exercised, from which 7,901,232 were exercised by Gol Equity Finance. The total of 7,160,039 bonus were not exercised.

The subscription bonus may be negotiated in B3, once the period for exercising bonus surplus will be ended, from October 31, 2019.

38.2.Capital Increase

On October 30, 2019 the Board of Directors approved a capital increase of R$ 60,164,709.01 with the issuance of 5,391,373 preferred shares related to the exercise of stock option granted in the scope of the Option Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.